UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

QLogic Corporation

(Name of Subject Company)

QLogic Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

747277101

(CUSIP Number of Class of Securities)

Jean Hu

Acting Chief Executive Officer, Senior Vice President and Chief Financial Officer

26650 Aliso Viejo Parkway

Aliso Viejo, CA 92656

(949) 389-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael L. Hawkins, Esq. Vice President, General Counsel & Corporate Secretary QLogic Corporation 26650 Aliso Viejo Parkway Aliso Viejo, CA 92656 (949) 389-6000	Mark D. Peterson, Esq. Andor Terner, Esq. O’Melveny & Myers LLP 610 Newport Center Drive 17th Floor Newport Beach, CA 92660-6429 (949) 760-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is QLogic Corporation, a Delaware corporation (the “Company” or “QLogic”). The address of the principal executive offices of the Company is 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, and the telephone number of the principal executive offices of the Company is (949) 389-6000.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is shares of the Company’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on July 8, 2016, there were (1) 83,898,078 Shares issued and outstanding, (2) no shares of the Company’s preferred stock outstanding, (3) 4,532,300 Shares underlying outstanding Company stock options, (4) 3,270,261 Shares underlying outstanding Company restricted stock units, (5) 632,836 Shares underlying outstanding Company performance restricted stock units, and (6) up to approximately 220,000 Shares that may be issued prior to the completion of the Offer (as defined below) and the Merger (as defined below) under the Company’s 1998 Employee Stock Purchase Plan, as amended and restated effective May 28, 2015.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above under the heading “Subject Company Information—Name and Address.” The Company’s website address is www.qlogic.com. The information included in, or linked to through, the Company’s website should not be considered part of this statement. The Company has included its website address in this statement solely as a textual reference.

Tender Offer

This Schedule 14D-9 relates to the offer by Quasar Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Cavium, Inc., a Delaware corporation (“Parent” or “Cavium”), to purchase all issued and outstanding Shares, in exchange for consideration of $11.00 in cash and 0.098 shares of Parent common stock per Share (the “Offer Price”), subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated July 13, 2016 (as it may be amended or supplemented, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. Purchaser and Parent filed a Tender Offer Statement on Schedule TO dated July 13, 2016 (as it may be amended or supplemented from time to time, the “Schedule TO”) and a Registration Statement on Form S-4 dated July 13, 2016 (as amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 15, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”). Accordingly, if the Offer is completed (such that

Purchaser owns at least a majority of the outstanding Shares), no stockholder vote will be required to complete the Merger. Upon the terms of and subject to the conditions to the Merger Agreement and the Offer, Shares validly tendered (and not validly withdrawn) in the Offer shall be accepted for payment promptly following expiration of the Offer (which is scheduled to expire at 12:00 midnight, New York City time, at the end of August 9, 2016, unless earlier extended or terminated pursuant to the terms of the Merger Agreement). In the Merger, each Share that was not acquired by Purchaser in the Offer and that is issued and outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), other than (i) Shares owned by the Company, Parent, Purchaser, or any of Parent’s other direct or indirect subsidiaries, and (ii) Shares owned by stockholders who are entitled to and who validly exercise appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any required withholding taxes. Upon consummation of the Merger, the Company will be a direct wholly owned subsidiary of Parent, and the former stockholders of the Company will no longer have any direct ownership interest in the Surviving Corporation. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

As described in the Offer to Exchange, the Offer is subject to various conditions, including, among other things (a) that the Merger Agreement has not been terminated in accordance with its terms and the Offer has not been terminated in accordance with the terms of the Merger Agreement; (b) that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of August 9, 2016 (the “Expiration Time”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the earliest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Purchaser (but excluding Shares tendered by guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer), shall equal at least a majority of all then outstanding Shares as of the Expiration Time (the “Minimum Condition”); (c) that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the purchase of Shares pursuant to the Offer or consummation of the Merger shall have expired or otherwise been terminated; (d) that the Registration Statement shall have been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or be threatened in writing by the SEC; (e) that the shares of Parent common stock issuable in the Offer and the Merger shall have been authorized for listing on Nasdaq Global Select Market (“Nasdaq”), subject to official notice of issuance; (f) that no governmental authority having jurisdiction over the Company, Parent or Purchaser shall have issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement, provided that any order, decree or ruling with respect to foreign antitrust laws shall be disregarded for purposes of this clause (f); (g) the truth and accuracy of the Company’s representations and warranties made in the Merger Agreement, subject to materiality qualifiers with respect to certain representations and warranties; (h) the Company’s material compliance with or performance of its obligations under the Merger Agreement required to be performed at or prior to the Expiration Date; and (i) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred that is continuing.

The Offer is not subject to a financing condition.

As set forth in the Offer to Exchange, the principal executive offices of Purchaser and Parent are located at 2315 N. First Street, San Jose, CA 95131 and their telephone number is (408) 943-7100.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Exchange and the Letter of Transmittal.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of the Company, there exists no material agreement, arrangement or understanding, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and its Subsidiaries

According to the Registration Statement, Parent and Parent’s subsidiaries (including Purchaser) do not directly or beneficially own any Shares.

Arrangements between the Company, Parent and Purchaser

Confidentiality Agreement

Prior to signing the Merger Agreement and in connection with discussions between Parent and the Company regarding a potential transaction between them, Parent and the Company entered into a Mutual Confidentiality Agreement dated April 19, 2016 (as it may be amended from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed to keep confidential, subject to certain exceptions, information furnished by the other party in furtherance of the proposed transaction between the parties and to use such information solely in connection with a possible transaction between the parties. Each party agreed, subject to certain exceptions, to certain employee non-solicitation provisions for a period of two (2) years following the date of the Confidentiality Agreement. Parent also agreed to certain standstill provisions that prohibit Parent and its affiliates from taking certain actions involving or with respect to the Company for a two-year period, subject to certain exceptions set forth in the Confidentiality Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Merger Agreement

On June 15, 2016, the Company, Parent, and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Exchange are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided to inform investors and security holders with information regarding the terms of the Offer and the Merger. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, Purchaser and the Company were qualified and subject to important limitations agreed to by Parent, Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of allocating risk between the parties to the Merger Agreement and establishing the limited circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger, and not as disclosures of factual matters. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date as of which the representations and warranties were made for purposes of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9. In reviewing the representations, warranties and covenants contained in the Merger Agreement, the Company’s stockholders and other investors should bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser, or any of their respective subsidiaries or affiliates on any date.

Exclusivity Agreement

Parent and the Company entered into an exclusivity agreement on May 27, 2016 (the “Exclusivity Agreement”), pursuant to which the Company agreed, among other things, that from the date thereof through 11:59 p.m. Pacific Time on June 23, 2016, neither the Company nor any of its affiliates, nor any of their directors, officers, employees, representatives (including financial advisors, attorneys and accountants) or agents, would directly or indirectly (i) agree to, solicit, initiate, or knowingly encourage any expression of interest, offer, proposal or inquiry from any third party relating to any potential acquisition, sale, merger or consolidation, or tender offer or exchange offer with respect to the Company or any of its subsidiaries or any acquisition or other transfer of any material portion of the business, assets or equity interests of the Company and its subsidiaries (an “Acquisition Proposal”), (ii) or participate in any negotiations regarding, furnish any person any information or access to the books and records of the Company or any of its subsidiaries in connection with, an Acquisition Proposal, or (iii) release any third party from or waive any provision of any confidentiality, non-solicitation or standstill agreement to which the Company or any of its subsidiaries is a party in connection with any Acquisition Proposal.

This summary does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

Debt Commitment Letter

In connection with the execution and delivery of the Merger Agreement, Parent received a debt commitment letter (the “Debt Commitment Letter”), dated June 15, 2016, from JPMorgan Chase Bank, N.A. (“JPMCB”), pursuant to which JPMCB has committed to provide (i) a $650,000,000 senior secured term loan facility and (ii) a $100,000,000 senior secured interim term loan facility ((i) and (ii) together, the “Facilities” and the provision of such funds as set forth in the Debt Commitment Letter, the “Financing”), subject to satisfaction of customary closing conditions. The Facilities are available to (i) finance the Offer and the Merger, (ii) repay existing indebtedness of the Company under its existing credit facility, and (iii) pay fees and expenses related to the Offer, the Merger and the Financing. Under the terms of the Debt Commitment Letter, JPMCB will act as a joint lead arranger and a joint bookrunning manager. The actual documentation governing the Facilities has not been finalized, and accordingly, the actual terms may differ from the description of such terms in the Debt Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors may have financial interests in the Transactions that may be different from, or in addition to, the interests of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Offer Price pursuant to the Merger Agreement, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of July 8, 2016, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 329,762 Shares, which for purposes of this subsection excludes Shares issuable upon exercise or settlement of outstanding Company Stock Options (as defined below) and Shares issuable upon settlement of outstanding Company RSUs (as defined below) and Company PRSUs (as defined below). For a description of the treatment of Company Stock Options, Company RSUs and Company PRSUs held by the directors and executive officers of the Company, see below under the heading “Treatment of Equity and Equity-Based Awards.”

The following table sets forth, as of July 8, 2016, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding Shares underlying Company Stock Options, Company RSUs and Company PRSUs), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, and/or all such Shares were converted into the right to receive the Offer Price by virtue of the Merger. The information in the table is based on a price per share of Parent common stock of $39.726, which is the average closing price per share of Parent common stock as quoted on Nasdaq over the first five business days following the first public announcement of the Merger on June 15, 2016. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts have been paid.

Name	Number of Shares(1)	Cash Consideration to Be Received for Shares	Number of Shares of Parent Common Stock to Be Received for Shares	Total Value of Shares(2)
Executive Officers(3)
Anthony E. Carrozza	10,838	$119,218	1,062	$161,412
Jean Hu	63,267	$695,937	6,200	$942,245
Christine King(4)	25,719	$282,909	2,520	$383,037
Roger J. Klein	15,810	$173,910	1,549	$235,461
Directors
John T. Dickson	20,698	$227,678	2,028	$308,258
Balakrishnan S. Iyer	44,780	$492,580	4,388	$666,915
D. Scott Mercer	41,780	$459,580	4,094	$622,236
Jay A. Rossiter	2,682	$29,502	262	$39,943
George D. Wells	52,408	$576,488	5,135	$780,520
William M. Zeitler	51,780	$569,580	5,074	$771,167

(1)	Includes Shares held as of July 8, 2016. Excludes Shares underlying outstanding Company Stock Options, Company RSUs and Company PRSUs.
(2)	Calculated based on the sum of (i) the cash portion of the Offer Price to be received for Shares owned by the individual, (ii) cash to be received in lieu of fractional shares of Parent common stock (calculated based on an assumed price per share of Parent common stock of $39.726), and (iii) the aggregate value of the Parent common stock to be exchanged for Shares owned by such individual based on a price per share of Parent common stock of $39.726.

(3)	QLogic’s executive officers are Mr. Carrozza, Ms. Hu, Ms. King and Mr. Klein, each of whom is a named executive officer of QLogic. Prasad L. Rampalli and Milind A. Karnik were also named executive officers of QLogic for whom disclosure was required in QLogic’s Form 10-K/A for its 2016 fiscal year. However, Mr. Rampalli and Mr. Karnik departed the Company in August 2015 and December 2015, respectively, and will not receive any payments or benefits in connection with the Transactions other than receiving the Offer Price with respect to any Shares they may continue to own, if any.
(4)	Ms. King is both an executive officer and a director.

Treatment of Equity and Equity-Based Awards

Certain QLogic directors and executive officers hold one or more of the following equity-based awards: QLogic options to purchase Shares (“Company Stock Options”), restricted stock units that vest based solely on the holder’s continued service with the Company or one of its subsidiaries (“Company RSUs”), and restricted stock units that are subject to both time-based and performance-based vesting requirements (“Company PRSUs”), which equity-based awards will be treated as follows in connection with the Merger.

Company Stock Options

At the Effective Time, each outstanding and unvested Company Stock Option (other than any such unvested Company Stock Option that is an Underwater Option (as defined below)), shall, without any further action on the part of any holder thereof, be assumed by Cavium and converted into an option to purchase, on the same terms and conditions as were applicable under such Company Stock Option, that number of shares of Parent common stock (rounded down to the nearest whole share) equal to the product of (A) the number of Shares subject to such unvested Company Stock Option and (B) the “Equity Conversion Ratio” (defined as the sum of (i) 0.098, which represents the number of shares of Parent common stock payable per Share in the Offer (the “Exchange Ratio”) and (ii) the quotient obtained by dividing (x) $11.00, which represents the cash payable per Share in the Offer (the “Cash Consideration”) by (y) the volume weighted average trading price of Parent common stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the closing date of the Merger (the “Parent Measurement Price”)), at an exercise price per share of Parent common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the per-share exercise price for the Shares subject to such Company Stock Option, by (2) the Equity Conversion Ratio (each, as so adjusted, a “Converted Cavium Option”). An “Underwater Option” means a Company Stock Option (whether vested or unvested) with an exercise price equal to or greater than the sum of (a) the Cash Consideration and (b) the “Share Consideration Value” (defined as the product of the Exchange Ratio and the Parent Measurement Price).

The Converted Cavium Options shall have the same vesting schedule and other terms and conditions as the corresponding Company Stock Options; provided, that Cavium shall convert Company Stock Options into Converted Cavium Options in such a manner as to ensure that the Converted Cavium Options are not subject to Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), as a result of the assumption and conversion and that all references to the “Company” in the Company’s equity incentive plan and award agreements will be references to Cavium. For the avoidance of doubt, the Converted Cavium Options will be subject to accelerated vesting pursuant to any change in control agreement in effect on June 15, 2016 between the Company and the holder of the applicable Company Stock Option that provides for accelerated vesting of the holder’s outstanding equity awards upon a termination of the holder’s employment in connection with or following a change in control of the Company (for which purposes the Transactions shall constitute a change of control). For a description of the Change in Control Severance Agreements with the named executive officers, see below under the heading “Other Arrangements with Executive Officers.”

At the Effective Time, each outstanding and vested Company Stock Option with an exercise price less than the sum of (a) the Cash Consideration and (b) the Share Consideration Value (including those Company Stock Options that become vested by their terms immediately prior to or as of the Effective Time) shall, without any further action on the part of any holder thereof, be cancelled and the holder thereof shall be entitled to receive the Vested Option Consideration (as defined below) (subject to any applicable withholding or other taxes or other amounts required by applicable law to be withheld, which withholding shall first be applied against the cash portion of the Vested Option Consideration). Following the Effective Time, any such cancelled Company Stock Option shall no longer be exercisable for Shares and shall entitle the holder of such Company Stock Option only to the payment, if any, described in this paragraph, which shall be made by the Surviving Corporation within ten (10) business days after the Effective Time. For the avoidance of doubt, at the Effective Time, each outstanding Company Stock Option that is an Underwater Option shall, without any further action on the part of any holder thereof, be cancelled, and the holder thereof shall receive no payment on account thereof. “Vested Option Consideration” means (x) an amount of cash equal to the positive difference, if any, between the “Total Cash Consideration” (defined as the product of (i) the Cash Consideration and (ii) the number of Shares subject to such vested Company Stock Option immediately prior to the Effective Time) less the “Total Cash Exercise Price” (defined as, with respect to each vested Company Stock Option, the aggregate exercise price of such vested Company Stock Option, multiplied by a fraction, the numerator of which is the Cash Consideration and the denominator of which is the sum of (I) the Cash Consideration and (II) the Share Consideration Value); and (y) a number of shares of Parent common stock equal to (A) the positive difference, if any, between the “Total Share Consideration” (defined as, with respect to each vested Company Stock Option, the product of (X) the Share Consideration Value and (Y) the number of Shares subject to such vested Company Stock Option immediately prior to the Effective Time) less the “Total Share Exercise Price” (defined as, with respect to each vested Company Stock Option, the aggregate exercise price of such vested Company Stock Option reduced by the Total Cash Exercise Price), divided by (B) the Parent Measurement Price, in each case as determined with respect to the particular vested Company Stock Option.

Company RSUs

At the Effective Time, by virtue of the Merger, the unvested Company RSUs outstanding immediately prior to the Effective Time shall be converted into that number of Parent restricted stock units of Parent common stock (“Converted RSUs”) equal to the product of (A) the number of Shares subject to such unvested Company RSUs and (B) the Equity Conversion Ratio. Any Converted RSUs so issued shall be subject to the same terms and conditions as were applicable under such Company RSUs; provided, that all references to the “Company” in the Company’s equity incentive plan and award agreements will be references to Cavium. For the avoidance of doubt, the Converted RSUs will be subject to accelerated vesting pursuant to any change in control agreement in effect on June 15, 2016 between the Company and the holder of the applicable Company RSUs that provides for accelerated vesting of the holder’s outstanding equity awards upon a termination of the holder’s employment in connection with or following a change in control of the Company (for which purposes the Transactions shall constitute a change of control).

At the Effective Time, each outstanding and vested Company RSU (including those Company RSUs that become vested by their terms immediately prior to or as of the Effective Time) shall, without any further action on the part of any holder thereof, be cancelled and extinguished, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other taxes or other amounts required by applicable law to be withheld, which withholding shall first be applied against the cash portion of the consideration paid in respect of a vested Company RSU) (i) an amount in cash equal to the product of (A) the Cash Consideration multiplied by (B) the total number of Shares subject to such Company RSU, and (ii) a number of shares of Parent common stock equal to the product of (A) the Exchange Ratio and (B) the total number of Shares subject to such Company RSU. Following the Effective Time, any such cancelled Company RSU shall entitle the holder of such Company RSU only to the payment described in this paragraph, which shall be made by the Surviving Corporation within ten (10) business days after the Effective Time; provided, that such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Company RSU to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

Company PRSUs

At the Effective Time, by virtue of the Merger, the unvested Company PRSUs outstanding immediately prior to the Effective Time shall be assumed and converted into that number of restricted stock units of Parent common stock, rounded down to the nearest whole share (“Converted PRSUs”) equal to the product of (x) the number of Shares subject to such Company PRSUs, with such number determined as of the last trading day prior to the closing date based on achievement as of such date of the performance vesting terms applicable to such Company PRSUs with respect of the performance period applicable to such Company PRSUs and (y) the Equity Conversion Ratio. Any Converted PRSUs so issued shall vest based on the vesting date set forth in the award agreement applicable to the Company PRSUs, subject only to the continued service of the grantee with the Surviving Corporation, Cavium or an affiliate through the applicable vesting date but shall not be subject to any performance-based vesting terms following the Effective Time, and shall otherwise be subject to the same terms and conditions (modified as appropriate to reflect the assumption) as were applicable under such Company PRSUs (after giving effect to and including any applicable change of control or other accelerated vesting provisions, for which purposes the Transactions shall constitute a change of control); provided, that all references to the “Company” in the Company’s equity incentive plan and award agreements will be references to Cavium. Each Converted PRSU that vests after the Effective Time shall be settled in shares of Parent common stock; provided, that in the event that Cavium shall reasonably determine at any time prior to the Effective Time that it would not be permitted to consummate the Transactions without the prior approval of Cavium’s stockholders under applicable laws or the rules of Nasdaq, Cavium shall have the power to provide that any such Converted PRSU that vests after the Effective Time shall be settled by a cash payment equal to the value of a share of Parent common stock at the time of such settlement. For the avoidance of doubt, the Converted PRSUs will be subject to accelerated vesting pursuant to any change in control agreement in effect on June 15, 2016 between the Company and the holder of the applicable Company PRSUs that provides for accelerated vesting of the holder’s outstanding equity awards upon a termination of the holder’s employment in connection with or following a change in control of the Company (for which purposes the Transactions shall constitute a change of control).

Company Stock Options and Company RSUs to Be Cancelled in Exchange for a Payment

The following table sets forth Company Stock Option and Company RSU information related to the payments expected to be made to directors and executive officers of the Company in exchange for cancellation of their vested awards (including those awards that become vested by their terms or pursuant to any applicable plan or agreement immediately prior to or as of the Effective Time). The amounts listed below are estimates, based on (i) an assumed closing date of July 8, 2016, (ii) equity award holdings as of such date, and (iii) the per share transaction consideration payable for each Share underlying each vested Company Stock Option and Company RSU (calculated based on an assumed price per share of Parent common stock of $39.726, which is the average closing price per share of Parent common stock as quoted on Nasdaq over the first five business days following the first public announcement of the Merger on June 15, 2016), provided that such consideration will be reduced by the applicable exercise price with respect to Company Stock Options. However, the actual amounts, if any, to be received by a director or executive officer will depend on the outstanding Company Stock Options and Company RSUs held by such individuals as of the actual closing date of the Merger, which may differ from the amounts set forth below.

For purposes of this section and the assumed awards in the next section, the Company has assumed that each executive officer’s employment with the Company will continue after the Merger and that, accordingly, the executive’s equity awards that are outstanding and unvested at the Effective Time will be assumed and converted into Cavium equity awards as described above. Details on each executive’s unvested awards are provided in the following section.

	Total Payment With Respect to Options(1)		Total Payment With Respect to Vested RSUs(1)		Total Payment With Respect to Options and Vested RSUs(1)
Directors(2)	Shares	Value	Shares	Value
John T. Dickson	32,086	$157,322	19,004	$283,028	$440,350
Balakrishnan S. Iyer	69,605	$131,272	15,000	$223,397	$354,669
D. Scott Mercer	29,432	$76,856	15,000	$223,397	$300,253
Jay A. Rossiter	—	$—	9,533	$141,976	$141,976
George D. Wells	69,605	$131,272	15,000	$223,397	$354,669
William M. Zeitler	29,432	$76,856	15,000	$223,397	$300,253

Named Executive Officers(3)	Shares	Value	Shares	Value
Anthony E. Carrozza	—	$—	—	$—	$—
Jean Hu	44,800	$46,733	—	$—	$46,733
Christine King	27,343	$115,967	15,000	$223,397	$339,364
Roger J. Klein	67,500	$66,287	—	$—	$66,287

(1)	The amounts presented in the “Value” columns of this table are calculated based on the sum of (i) the cash portion of the Offer Price to be received for Shares subject to vested awards owned by the individual, (ii) with respect to the share portion of the Offer Price, any cash to be received in lieu of fractional shares of Parent common stock, and (iii) the aggregate value of the Parent common stock to be exchanged for Shares subject to vested awards (including those awards that become vested by their terms or pursuant to any applicable plan or agreement immediately prior to or as of the Effective Time) owned by the respective individuals (less the applicable exercise price with respect to Company Stock Options).
(2)	Company Stock Options and Company RSUs held by the Company’s non-employee directors (including awards held by Ms. King that were granted in respect of her service on the Board prior to her becoming an executive officer of the Company) will vest in full immediately prior to the Effective Time and will be treated as vested Company Stock Options and vested Company RSUs at the Effective Time.
(3)	As noted above, Mr. Rampalli and Mr. Karnik were named executive officers of QLogic who terminated employment during 2015. They do not hold any outstanding QLogic equity awards and will not receive any payments or benefits in connection with the Transactions other than receiving the Offer Price with respect to any Shares they may continue to own, if any.

Company Stock Options, Company RSUs and Company PRSUs to Be Converted or Assumed in the Merger

The following table sets forth Company Stock Option, Company RSU and Company PRSU ownership information with regard to unvested equity awards held by directors and executive officers that are not expected to be cancelled and paid out at the Effective Time. The amounts listed below are estimates based on (i) an assumed closing date of July 8, 2016 and (ii) equity award holdings as of such date. However, the actual number of Company Stock Options, Company RSUs or Company PRSUs to be converted into Converted Cavium Options, Converted RSUs and Converted PRSUs, respectively, will depend on the number of outstanding Company Stock Options, Company RSUs and Company PRSUs held by such individuals that remain unvested on the actual closing date of the Merger. The table below reflects the Company shares subject to such awards as of July 8, 2016 and prior to any conversion pursuant to the Merger Agreement (with Company PRSUs presented based on the target number of Company shares subject to the award). As described above, the unvested Company Stock Options, Company RSUs and Company PRSUs will be converted at the Effective Time into Converted Cavium Options, Converted RSUs and Converted PRSUs based on the formulas described above.

	Unvested Company Stock Options	Unvested Company RSUs	Unvested Company PRSUs(1)
Directors	Shares	Shares	Shares
John T. Dickson	—	—	—
Balakrishnan S. Iyer	—	—	—
D. Scott Mercer	—	—	—
Jay A. Rossiter	—	—	—
George D. Wells	—	—	—
William M. Zeitler	—	—	—

Named Executive Officers	Shares	Shares	Shares
Anthony E. Carrozza	—	58,174	79,315
Jean Hu	—	171,743	147,252
Christine King	—	92,246	83,032
Roger J. Klein	—	45,118	58,285

(1)	The Company PRSUs are reported based on the target number of Shares subject to the award. The award will be eligible to vest with respect to a range between 0% and 200% of the target number based on a determination of the Company’s total shareholder return relative to a peer group of companies, as determined as of the last trading day prior to the closing date of the Merger in accordance with the terms of the award.

Parent Board of Directors

Following the closing of the Transactions and subject to a formal nomination by the board of directors of Parent, Ms. King may become a member of the board of directors of Parent. In connection with any such appointment, it is expected that Ms. King would receive regular board fees and compensation consistent with that provided to other independent members of Parent’s board of directors.

Other Arrangements with Executive Officers

QLogic is a party to change in control severance agreements with each of its named executive officers (other than Mr. Karnik and Mr. Rampalli, who are no longer employed by the Company) (the “Change in Control Severance Agreements”).

Under the Change in Control Severance Agreements, in the event that the Company terminates the respective executive officer’s employment without cause or in the event that the executive terminates his or her employment for good reason, in either case within 6 months before or 24 months after a change in control of the

Company, the executive would be entitled to receive a lump sum cash payment equal to the sum of (i) the executive’s annual base salary and (ii) the greater of the executive’s maximum annual cash bonus for the fiscal year in which the termination occurs or the highest annual bonus paid to the executive for any one of the three preceding fiscal years, multiplied by a specified multiplier (for Ms. Hu and Ms. King, the specified multiplier is one and one half; and for Mr. Carrozza and Mr. Klein, the specified multiplier is one). For these purposes, the terms “cause,” “good reason” and “change in control” are defined in the Change in Control Severance Agreement. The Transactions will constitute a “change in control” for purposes of these agreements. In addition, the Company will pay or reimburse the executive for the cost of the premiums charged to continue the executive’s and his or her dependents’ health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for up to one year following the termination. Any stock option or other equity-based award granted by the Company to the executive, to the extent then outstanding and not otherwise vested, will generally become fully vested in connection with such termination from employment. The Change in Control Severance Agreement typically has a two-year term and will automatically extend for one additional year on the anniversary of the effective date of the agreement, unless the compensation committee of the Board notifies the executive that the agreement will not be extended.

In each case, the executive’s right to receive severance benefits under the Change in Control Severance Agreement is subject to the executive’s providing a release of claims in favor of the Company. The executives are not entitled to any tax gross-up payments from the Company. Instead, should any benefits payable to the executive in connection with a change in control of the Company be subject to the excise tax imposed under Section 4999 of the Code, the executive will be entitled to either payment of the benefits in full (but no gross-up payment) or a reduction in the benefits to the extent necessary to avoid triggering the excise tax, whichever would result in the executive receiving the greater benefit on an after-tax basis.

For an estimate of the value of the amounts that would be payable to each of the Company’s named executive officers pursuant to the arrangements listed above, assuming that the closing of the Merger occurred on July 8, 2016 and each named executive officer’s employment terminated without cause on such date, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

As of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, other than as described above under “—Parent Board of Directors.” It is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with other members of the Company’s management in the future. Unless superseded, the Change in Control Severance Agreements described above would continue in accordance with their terms after the Effective Time.

Section 16 Matters

The Merger Agreement provides that prior to the Expiration Time, the respective boards of directors of the Company and of Parent will adopt resolutions consistent with the interpretative guidance of the SEC to cause any disposition of all Shares (including derivative securities with respect to Shares) or acquisitions of shares of Parent common stock (including derivative securities with respect to Parent common stock) resulting from the Merger and Offer by each individual who is subject to reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the Company or will become subject to such reporting requirements with respect to Cavium, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, independent directors of the Company, at a meeting to be held prior to the time Purchaser accepts the Shares for payment, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plan of the Company, presented to the independent directors, (ii) the treatment of the Company stock awards in accordance with the terms set forth in the Merger Agreement, and (iii) the applicable terms of the Merger Agreement. In addition, the independent directors will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangement.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, to the fullest extent permitted by law and the Surviving Corporation’s by-laws or the by-laws of any applicable subsidiary, the Surviving Corporation shall, and Cavium shall cause the Surviving Corporation to, indemnify and hold harmless, and advance expenses to, the individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its present or former subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement. After the Effective Time, Cavium and the Surviving Corporation shall (and Cavium shall cause the Surviving Corporation to) fulfill and honor, to the extent permitted by applicable law, all rights to exculpation, advancement of expenses or indemnification for acts or omissions occurring prior to the Effective Time existing as of the Effective Time in favor of present or former directors and officers of the Company, its subsidiaries or any of their respective predecessors in their capacity as officers or directors, and the heirs, executors, trustees, fiduciaries and administrators of such officers or directors (each, a “D&O Indemnitee”), as provided in the Company’s or each of its subsidiary’s respective certificate of incorporation and by-laws (or comparable organizational or governing documents) or in any agreement, which shall survive the transactions contemplated by the Merger Agreement and shall continue in full force and effect in accordance with their terms.

For six (6) years following the Merger, Cavium and the Surviving Corporation and its subsidiaries will (and Cavium shall cause the Surviving Corporation and its subsidiaries to) cause the certificate of incorporation and by-laws (or comparable organizational or governing documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation of the D&O Indemnities for actions prior to the Effective Time that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the Company’s and its subsidiaries’ certificates of incorporation and by-laws (or other similar organizational documents) immediately prior to the Effective Time, and during such six-year period such provisions shall not be amended, repealed or otherwise modified with respect to the D&O Indemnities for actions taken prior to the Effective Time in any respect, except as required by applicable law.

The Company is required to (or, if it is unable to do so, Cavium shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies, except that the cost of such policies may not exceed 250% of the annual premium currently paid by the Company for such coverage and provided further, that if the annual premiums of such insurance coverage exceed this 250% cap, Cavium shall cause the Surviving Corporation to obtain a policy with the greatest coverage available, for a cost not exceeding 250% of the annual premium currently paid by the Company for such coverage.

These indemnification and directors’ and officers’ insurance requirements are intended to be for the benefit of, and enforceable by, each Indemnified Party or D&O Indemnitee and his or her heirs or representatives.

If Cavium, the Surviving Corporation or any of their respective successors or assigns consolidates or amalgamates with or merges into any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or transfers or conveys a majority of its properties and assets to any entity, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Cavium or the Surviving Corporation, or their respective successors or assigns, as the case may be, shall assume these obligations with respect to indemnification and directors’ and officers’ insurance.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employee Matters

Treatment of Employee Benefits

The Merger Agreement provides that for a period of twelve (12) months following the Effective Time (or, if shorter, during an employee’s period of employment), and subject to the applicable law of each jurisdiction where employees are located, Cavium will provide, or cause its subsidiaries (including the Surviving Corporation) to provide, each employee of the Company or its subsidiaries with (x) a base salary or wage rate that is substantially comparable to the base salary or wage rate in effect for similarly situated employees of Cavium immediately prior to the Effective Time, and (y) employee benefits (excluding equity and cash incentive compensation) that, in the aggregate, are substantially comparable to those in effect for similarly situated employees of Cavium immediately prior to the Effective Time. In addition, Cavium will, for the period following the Effective Time through December 31, 2016, provide the employees of the Company with severance benefits not less favorable than those provided to such employees pursuant to the Company’s severance guidelines as in effect on June 15, 2016 and provided to Cavium.

Each employee of the Company will be given credit for his or her years of service with the Company before the Effective Time for purposes of determining eligibility to participate and vesting under any employee benefit plan, policy or arrangement maintained by Cavium or any of its subsidiaries following the Effective Time and in which the employees of the Company participate (except to the extent necessary to avoid duplication of benefits). In addition, Cavium and its subsidiaries will assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) previously disclosed by the Company in connection with the Merger Agreement, applicable to employees of the Company and its subsidiaries, in the same manner and to the same extent that the Company or such subsidiary would be required to perform and honor such plans, agreements, and arrangements if the Transactions had not been consummated. At least one day prior to the closing of the Merger the Company will terminate its 401(k) plan, subject to the consummation of the Transactions.

The Company’s Employee Stock Purchase Plan (the “ESPP”) will continue to be operated in accordance with its terms and past practice, provided that if the closing of the Merger is expected to occur prior to the end of an Offering Period (as defined in the ESPP), the Company will provide for an earlier Purchase Date (as defined in the ESPP) concurrent with the closing date of the Merger (a “New Purchase Date”) as reasonably close to the closing date of the Merger as is administratively practicable with respect to each Purchase Period (as defined in the ESPP) then in progress in accordance with Section 10.5 of the ESPP, and each then-outstanding option under the ESPP with respect to such Offering Period shall be exercised on the New Purchase Date (making such pro-rata adjustments as may be necessary to reflect the shortened Offering Period). The New Purchase Date will be as reasonably close to the closing date of the Merger as is administratively practicable, and the Company will provide notice of the New Purchase Date to each participant as provided in the ESPP. After June 15, 2016, no new participants shall be permitted to enroll in the ESPP, no participant may increase the rate of his or her participation in the ESPP from the level in effect on June 15, 2016, and no new Offering Period shall commence under the ESPP. The ownership numbers reported in the tables above do not include any Shares that the named executive officers may acquire under the ESPP for the Offering Period in effect.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Offer, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on June 15, 2016, the Board has (i) determined that the Offer and the Merger are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved, declared advisable and adopted the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, (iii) approved the Transactions, and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On June 15, 2016, the Company and Cavium issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

As part of their ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board, respectively, from time to time engage in the review and assessment of the Company’s operations and financial performance, industry conditions and regulatory developments that may impact the Company’s long-term strategic goals and plans, including the review of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives as a means to enhance stockholder value.

Prior to market open on July 9, 2015, the Company reported its preliminary financial results for the first fiscal quarter ended June 28, 2015 that were below the Company’s guidance and analyst expectations. The closing price of the Company’s common stock on July 8, 2015, the last trading day prior to that announcement, was $13.98, and on July 9, 2015, the first trading day after that announcement, the closing price of the Company’s common stock was $11.00.

After market close on July 30, 2015, the Company reported its financial results for the first fiscal quarter ended June 28, 2015 and provided guidance for the second fiscal quarter that was below analyst expectations. The closing price of the Company’s common stock on July 30, 2015, the last trading day prior to that announcement, was $11.38, and on July 31, 2015, the first trading day after that announcement, the closing price of the Company’s common stock was $8.87.

On August 19 and August 20, 2015, the Board held a regularly scheduled meeting, at which members of the Company’s senior management were in attendance. At this meeting, in connection with the resignation of the Company’s prior President and Chief Executive Officer, the Board appointed Christine King as the Company’s Executive Chairman and appointed Jean Hu as the Company’s acting Chief Executive Officer, in addition to her role as the Company’s Chief Financial Officer. The Company’s management reviewed for the Board the Company’s business plan and its expected financial results for the first half of fiscal year 2016, which were below management’s internal and analysts’ expectations. After discussion of the Company’s long-term prospects, the Board directed Ms. King and Ms. Hu to: (i) as a matter of highest priority, develop a strategic plan to improve the Company’s operating performance and financial results with a focus on the Company’s core business, (ii) perform a strategic evaluation of the Company’s business, and (iii) consider strategic options including acquisitions and divestitures and a sale of the Company (including discussing available options with a financial advisor).

Prior to market open on August 21, 2015, the Company announced the foregoing management changes.

Between August 17 and August 21, 2015, the Chief Executive Officer of Party A contacted each of John Dickson, the Company’s Lead Director, Ms. King and Ms. Hu and indicated that Party A was interested in engaging in preliminary discussions regarding a strategic combination of the two companies. Ms. King responded that her near term focus was on enhancing the value of the Company and its operations, but that she would be open to discussing a potential strategic transaction with Party A at a later time.

On August 21, 2015, the Chief Executive Officer of Party B called Ms. King to express an interest in a potential strategic transaction between Party B and the Company. Ms. King responded that her near term focus was on enhancing the value of the Company and its operations, but that she would be open to discussing a potential strategic transaction with Party B at a later time.

On August 27, 2015, a representative of Party C, a private equity investor, called Ms. King and expressed an interest in an opportunity for Party C to work with the Company. Ms. King responded that her near term focus was on enhancing the value of the Company and its operations, but that she would be open to discussing working with Party C at a later time.

During the fall of 2015, Ms. King and Ms. Hu engaged in preliminary discussions with various potential financial advisors, including a meeting with Qatalyst Partners on September 18, 2015.

On October 2, 2015, the Chief Executive Officer of Party D contacted Ms. King to discuss a potential strategic transaction between Party D and the Company. The Chief Executive Officer of Party D expressed an interest in further discussions regarding a strategic transaction and learning more about the Company, and the two parties followed up by scheduling a dinner meeting for November 2, 2015.

On October 3, 2015, the Chief Executive Officer of Party A emailed Mr. Dickson with background information on Party A and described the strategic rationale for a transaction between Party A and the Company. Mr. Dickson forwarded these presentations to Ms. King.

After market close on October 22, 2015, the Company reported its financial results for the second fiscal quarter ended September 27, 2015. The closing price of the Company’s common stock on October 22, 2015 was $11.15, and on October 23, 2015, the next trading day after that announcement, the closing price of the Company’s common stock was $13.25.

On October 30, 2015, at the request of Party A, Ms. King and the Chief Executive Officer of Party A met and discussed the potential benefits of a strategic transaction between the Company and Party A. At this meeting, the Chief Executive Officer of Party A also provided an overview of Party A’s business.

On November 2, 2015, Ms. King had a dinner meeting with the Chief Executive Officer of Party D to discuss a potential strategic transaction between Party D and the Company, including Party D’s potential sources of funds for a transaction. The Chief Executive Officer of Party D expressed an interest in setting up a management meeting to further explore a potential all cash strategic transaction between Party D and the Company.

On November 4, 2015, the Chief Executive Officer of Party A emailed Ms. King with a presentation regarding a potential strategic transaction between Party A and the Company, which presentation included an illustrative example of a potential business combination of Party A and the Company. Ms. King requested that the Chief Executive Officer of Party A provide information regarding Party A for Ms. King to share with the Board at an upcoming meeting, and the Chief Executive Officer provided that information. On November 10, 2015, the Chief Executive Officer of Party A emailed Ms. King and requested an update from Ms. King following the Company’s Board meeting.

On November 9, 2015, the Chief Executive Officer of Party D emailed Ms. King expressing an interest in continuing discussions regarding a potential strategic transaction between Party D and the Company and requesting that the two companies enter into a confidentiality agreement with respect to a potential strategic transaction.

On November 12, 2015, the Board held a regularly scheduled meeting, at which members of the Company’s senior management and representatives of Qatalyst Partners were in attendance. At this meeting, Ms. King reviewed for the Board the improvements in the state of the Company’s business since the management changes on August 20, 2015 and strategic challenges facing the Company. Ms. King also reviewed for the Board the various discussions that she had had to date with each of Party A, Party B, Party C and Party D. Representatives of Qatalyst Partners reviewed for the Board current industry dynamics as well as recent mergers and acquisitions activity in the semiconductor industry and a summary of certain strategic alternatives potentially available to the Company. After discussion regarding the Qatalyst Partners presentation and the communications between Ms. King and the various potential third parties to date, the Board directed the Company’s management to continue to explore potential strategic alternatives, including a potential sale of the Company. The Board also directed management to focus its efforts primarily on Party D, as a potential all-cash offeror, and Party A, a potential cash-and-stock offeror, each of whom had already expressed an interest in a strategic transaction with the Company, and secondarily on other potential buyers that the Company’s senior management and Qatalyst Partners had jointly identified. The Board also discussed that strategic bidders would likely be in a position to offer a higher price than financial sponsors due to available synergies. In addition, the Board authorized the Company’s management to retain Qatalyst Partners as the Company’s financial advisor at such later time as the Company’s management believed that the status of any of the Company’s discussions with potential buyers so warranted, subject to satisfactory resolution of any potential conflicts, and based on Qatalyst Partners’ qualifications, expertise and reputation, and its knowledge of the business and affairs of the Company and the industry in which the Company operates.

On November 13, 2015, Ms. King called the Chief Executive Officer of Party D to inform the Chief Executive Officer of Party D that the Board had authorized the Company’s management to meet with representatives of Party D regarding a potential strategic transaction, and the parties discussed scheduling the meeting.

Also on November 13, 2015, a representative of Party E, a private equity firm, emailed Ms. King to schedule a telephone conversation to discuss a potential transaction between Party E and the Company. On November 20, 2015, Ms. King and a representative of Party E had a telephone conversation in which Party E expressed an interest in a potential transaction with the Company. Ms. King provided a summary of the Company’s business, and the representative of Party E suggested scheduling a meeting of the parties’ respective management teams.

On November 16, 2015, Ms. King responded to the earlier inquiry from the Chief Executive Officer of Party A to discuss meeting again in the near future to further discuss a potential strategic transaction. Ms. King and the Chief Executive of Party A had several short communications subsequent to this date regarding, among other things, execution of a confidentiality agreement and scheduling of a management meeting.

Also on November 16, 2015, the Company and Party D entered into a confidentiality agreement with respect to a potential strategic transaction.

On November 23, 2015, members of the Company’s senior management team, including Ms. King and Ms. Hu, met with members of Party D’s senior management team to further discuss a potential strategic transaction between Party D and the Company. At this meeting, the Company’s management team provided an overview of the Company’s business.

On December 7, 2015, Ms. King contacted the Chief Executive Officer of Party D to follow up on their prior discussions, and the Chief Executive Officer of Party D informed Ms. King based on feedback from Party

D’s board of directors that Party D would need additional time to consider the due diligence received to date in connection with a potential strategic transaction.

On December 8, 2015, at the prior request of a representative of Party C, Ms. King and Ms. Hu met with the representative of Party C at an investors’ conference that both parties were attending to discuss Party C’s potential interest in the Company. Ms. King and Ms. Hu provided Party C with an update on publicly available information regarding the Company’s business prospects.

Also on December 8, 2015, at the same investors’ conference, Ms. King and Ms. Hu initiated an informal conversation with Syed Ali, the President, Chief Executive Officer and Chairman of the board of directors of Cavium, to introduce themselves and describe for Mr. Ali the Company’s business.

On December 13, 2015, the Chief Executive Officer of Party D called Ms. King and informed her that Party D’s board of directors had determined not to pursue a potential strategic transaction with the Company at that time, but indicated that it may reconsider at a later time. Subsequent to this time, Party D publicly announced that it had entered into a definitive agreement for a strategic transaction with a third party.

Shortly thereafter, Ms. King and Ms. Hu contacted a representative of Qatalyst Partners to engage Qatalyst Partners as the Company’s financial advisor, consistent with the Board’s instruction and authorization on November 12, 2015. The Company did not execute a formal engagement letter with Qatalyst Partners until March 17, 2016.

On January 5, 2016, the Company and Party A entered into a mutual confidentiality agreement with respect to a potential strategic transaction.

On January 8, 2016, representatives of Qatalyst Partners, Ms. King and Ms. Hu discussed a list of parties, including both strategic bidders and financial sponsors, that might be interested in a potential transaction with the Company based on potential strategic interest (based on an evaluation of industry dynamics, complementary technologies, complementary customer bases, complementary markets served and/or potential synergies) and estimated financial capability. Consistent with the Board’s direction from the November 12, 2015 meeting, the representatives of Qatalyst Partners, Ms. King and Ms. Hu agreed that the focus would be principally on strategic bidders. Ms. King and Ms. Hu reviewed for Qatalyst Partners the various discussions that had occurred to date with each of the parties that had contacted the Company since August 2015. Representatives of Qatalyst Partners provided their perspectives on a potential process that would involve engaging with parties that the Board determined are appropriate, based upon the interest they expressed to date or their potential strategic interest, as well as their ability to execute a potential transaction. Representatives of Qatalyst Partners also provided their preliminary analysis of a combination between the Company and Party A.

On January 13, 2016, Ms. King updated the Board regarding the recently completed fiscal quarter, the status of discussions with the various parties regarding a potential transaction with the Company, and the planned process, as discussed with Qatalyst Partners, for contacting additional potential parties for a transaction. The Board affirmed the direction it provided at the November 12, 2015 meeting that the Company’s management team and representatives of Qatalyst Partners initiate contact with these parties regarding a potential transaction with the Company.

On January 15, 2016, members of the Company’s senior management team, including Ms. King and Ms. Hu, and representatives of Qatalyst Partners met with members of Party A’s senior management team and Party A’s financial advisor. At that meeting, Party A’s management team provided an overview of Party A’s business, and the Company’s management team provided an overview of the Company’s business and its financial projections.

Also on January 15, 2016, Ms. King and the Chief Executive Officer of Party A exchanged emails containing preliminary materials regarding potential synergies that might result from a strategic transaction between Party A and the Company.

On January 17, 2016, the Chief Executive Officer of Party A emailed Ms. King to indicate that Party A’s board of directors had met and supported a potential strategic transaction between Party A and the Company and that Party A would like to move forward with a potential strategic transaction.

On January 18, 2016, the Chief Executive Officer of Party A contacted a representative of Qatalyst Partners to discuss Party A’s continued interest in a potential strategic transaction with the Company and to provide information regarding Party A’s ability to finance an acquisition.

Between January 18 and February 4, 2016, representatives of Qatalyst Partners, consistent with the direction of the Board, communicated with representatives of five potential strategic acquirers, Party B, Party F, Party G, Party H and Party I, to inquire whether they would be interested in evaluating a potential strategic transaction with the Company. Each of Party B, Party F, Party G, Party H and Party I subsequently determined not to proceed with a potential strategic transaction with the Company (with Party I making that determination after entering into a confidentiality agreement with the Company on February 2, 2016 and participating in a management meeting with the Company and Qatalyst Partners on February 3, 2016).

On January 22, 2016, the Chief Executive Officer of Party A and Ms. King further discussed via telephone the feedback from Party A’s board of directors, and the Chief Executive Officer of Party A reiterated that Party A was interested in a potential strategic transaction, and the parties discussed scheduling a due diligence meeting.

On January 27, 2016, Ms. King and Ms. Hu provided a telephonic update to the Board regarding the status of discussions with Party A and other potential buyers. The Board reaffirmed its direction to the Company’s management and representatives of Qatalyst Partners to continue to engage in discussions with Party A and to initiate contact with other potential buyers regarding a potential transaction to insure that the Company considered and pursued all feasible strategic opportunities.

After market close on January 28, 2016, the Company reported its financial results for the third fiscal quarter ended December 27, 2015. The closing price of the Company’s common stock on January 28, 2016 was $12.05, and on January 29, 2016, the next trading day after that announcement, the closing price of the Company’s common stock was $12.82.

On February 1, 2016, Ms. King received a follow up inquiry from a representative of Party E regarding a potential transaction, and Ms. King directed the representative to contact Qatalyst Partners for any further discussions regarding a transaction with the Company.

On February 2, 2016, members of the Company’s senior management team met with members of Party A’s senior management team in order for Party A to conduct additional due diligence regarding the Company. At that meeting, the representatives of the Company responded to Party A’s due diligence questions and provided additional due diligence information.

On February 3, 2016, Ms. Hu met with the Chief Financial Officer of Party A to discuss potential synergies of a strategic transaction between the Company and Party A. Ms. Hu also responded to Party A’s due diligence questions and provided additional due diligence information.

On February 10, 2016, following discussions with the Company regarding, among other topics, regulatory matters, a representative of Party E communicated to a representative of Qatalyst Partners that Party E had determined not to continue to pursue a potential transaction with the Company at that time.

On February 12, 2016, the Chief Executive Officer of Party A called Ms. King to express Party A’s desire to conduct additional due diligence regarding the Company and to note that Party A was in the process of arranging financing for a potential strategic transaction with the Company. On February 15, 2016, Ms. King provided the Chief Executive Officer of Party A with additional due diligence documentation relating to the Company’s contractual arrangements, and Ms. Hu provided financial projections for the Company, in response to Party A’s due diligence request.

On February 16, 2016, members of the Company’s senior management team, including Ms. King and Ms. Hu, and representatives of Qatalyst Partners met with members of Party A’s senior management team and Party A’s financial advisor, to further discuss a potential strategic transaction between Party A and the Company. At this meeting, Party A presented its business and market overview and business plan and presented a preliminary proposal to acquire the Company for cash and stock. Based on the closing price of Party A’s common stock on February 12, 2016 and the number of fully-diluted equity securities outstanding for each of Party A and the Company as of that date, Party A’s proposal implied a total value of approximately $12.83 per share of the Company’s common stock, consisting of approximately $5.79 in cash and approximately $7.04 in stock per share. The Company’s closing stock price on February 12, 2016 was $12.03.

Also on February 16, 2016, Ms. King contacted the Chief Executive Officer of Party J to inquire whether Party J would be interested in evaluating a potential strategic transaction with the Company. The Chief Executive Officer of Party J indicated that Party J was not interested in a strategic transaction with the Company at that time.

On February 18, 2016, the Board held a regularly scheduled meeting, at which members of the Company’s senior management and representatives of Qatalyst Partners were in attendance. At this meeting, the Board discussed the strategic overview of the Company and its product lines and various strategic options that the Company might pursue, including related risks for each of the strategic options. In addition, representatives of Qatalyst Partners presented an update on discussions with the potential parties that had been presented to the Board at the November 12, 2015 Board meeting and the efforts by Qatalyst Partners to engage other potential parties. Representatives of Qatalyst Partners also summarized for the Board the proposal from Party A, including the value of Party A’s proposal based on price fluctuations of Party A’s stock. Representatives of Qatalyst Partners also presented to the Board a framework for a comparison of strategic alternatives, which included an evaluation of management’s stand-alone plan against Party A’s proposal. In addition, representatives of Qatalyst Partners reviewed various financial metrics and business information of the Company, Party A and other selected companies, and discussed the potential impact of a combination of the Company and Party A. The Board requested that senior management and representatives of Qatalyst Partners provide additional financial modeling of the Company based on opportunities to maximize cash flow and accelerate stock buyback activity, prior to responding to the proposal from Party A and scheduled a subsequent Board meeting for February 25, 2016.

On February 25, 2016, the Board held a special meeting, at which members of the Company’s senior management and representatives of Qatalyst Partners and O’Melveny & Myers LLP (“O’Melveny”), the Company’s legal counsel, were in attendance. A representative of O’Melveny described the Board’s fiduciary duties in connection with evaluating various strategic alternatives for the Company. Representatives of Qatalyst Partners provided additional information to the Board in response to requests from the Board at the February 18, 2016 Board meeting and then reviewed Party A’s proposal for a strategic combination. The Board also discussed considerations in assessing mixed stock and cash bids compared to all cash bids in a business combination. Representatives of Qatalyst Partners also discussed other opportunities to increase stockholder value, including by means of a stock buyback and/or a cash dividend. Following this discussion, the Board instructed management and representatives of Qatalyst Partners to provide additional due diligence information to Party A along with a counter-proposal of approximately $16.75 in cash and stock, with the exact cash per share and exchange ratio in the counter-proposal within the parameters provided by the Board to be determined by Ms. King and representatives of Qatalyst Partners when delivered to Party A. The Board also authorized management and representatives of Qatalyst Partners to continue their process with respect to other potential parties.

On February 26, 2016, representatives of Qatalyst Partners and representatives of Party A’s financial advisor scheduled a meeting between the management teams of Party A and the Company for the week of February 29, 2016 (which was later rescheduled to March 7, 2016) in order for the Company to provide additional information regarding the Company’s business and to provide the Board’s feedback on Party A’s proposal.

On February 28, 2016, representatives of Party A’s financial advisor contacted representatives of Qatalyst Partners to discuss due diligence matters based on Party A’s due diligence review to date and noted that any increase from Party A’s February 16, 2016 offer would be dependent on Party A’s satisfaction after additional due diligence regarding the Company’s business. On February 29, 2016, the Chief Executive Officer of Party A called Ms. King to reiterate these points.

On March 2, 2016, Ms. King, Ms. Hu and Mike Hawkins, the Company’s Vice President, General Counsel & Secretary, provided a telephonic update to the Board regarding the status of discussions with Party A and other potential buyers. The Board directed the Company’s management, in conjunction with Qatalyst Partners, to continue to engage with other potential buyers regarding a potential transaction with the Company.

On March 7, 2016, members of the Company’s senior management team, including Ms. King and Ms. Hu, and representatives of Qatalyst Partners met with members of Party A’s senior management team and Party A’s financial advisor, to conduct additional due diligence regarding a potential strategic transaction between Party A and the Company. At this meeting, the Company reviewed its financial projections along with additional due diligence information. Also at this meeting, representatives of Qatalyst Partners provided Party A with a counter-proposal of approximately $16.75 per share (consisting of $6.00 per share in cash plus a fraction of a share of Party A common stock valued at $10.75 based on the closing stock price of Party A’s stock on March 4, 2016). The Company’s closing stock price on March 4, 2016 was $13.20. In response, the Chief Executive Officer of Party A indicated that Party A would need to conduct further due diligence to determine whether or not it would continue discussions regarding a strategic transaction before it would consider the Company’s counter-proposal. Following this meeting, on March 8, 2016, Ms. King provided the Chief Executive Officer of Party A with additional information in response to Party A’s due diligence requests at the March 7, 2016 management meeting.

On March 8, 2016, a representative of the financial advisor for Party K called a representative of Qatalyst Partners and advised that Party K was interested in discussing a potential strategic transaction between Party K and the Company and in scheduling a management meeting.

On March 10, 2016, representatives of Qatalyst Partners contacted representatives of Party A’s financial advisor to discuss the Company’s March 7, 2016 counter-proposal, and the representatives of Party A’s financial advisor reiterated that Party A was considering whether it would be willing to continue to move forward with discussions regarding a strategic transaction with the Company.

On March 14, 2016, the Chief Executive Officer of Party A emailed Ms. King and indicated that Party A would need additional time to consider the Company’s counter-proposal, as well as to review the additional due diligence information the Company had provided, and reiterated that Party A was considering whether it would be willing to continue to move forward with a strategic transaction with the Company.

On March 19, 2016, the Chief Executive Officer of Party A called Ms. King to reject the Company’s March 7, 2016 counter-proposal and inform her that Party A had determined not to move forward with a strategic transaction with the Company as Party A was ultimately unable to justify a strategic combination of the two companies.

On March 23, 2016, the Company and Party K entered into a mutual confidentiality agreement with respect to a potential strategic transaction.

On March 24, 2016, members of the Company’s senior management team, including Ms. King and Ms. Hu, and representatives of Qatalyst Partners met with members of Party K’s senior management team and Party K’s financial advisor to discuss a potential strategic transaction between Party K and the Company. At this meeting, the Company’s management team reviewed the Company’s business for Party K’s management team. Subsequent to this meeting, on April 4, 2016, the Chief Executive Officer of Party K informed a representative of Qatalyst Partners that Party K was interested in a potential strategic transaction with the Company but that Party K would need to perform additional due diligence related to the Company’s Fibre Channel business.

Between late March 2016 and early April 2016, at the direction of the Company’s senior management and consistent with direction previously provided by the Board, representatives of the Company and Qatalyst Partners communicated with representatives of four additional potential strategic acquirers, Party L, Party M, Party N and Party O, to inquire whether they would be interested in evaluating a potential strategic transaction with the Company. Only Party O indicated at that time that it was interested in a potential strategic transaction with the Company.

On March 31, 2016, Ms. King called a representative of Party C to request information about one of Party C’s portfolio companies that the Company had internally identified as being a potential acquisition target for the Company.

During the course of the trading day on April 8, 2016, a report from anonymous sources appeared in multiple press reports stating that the Company had hired Qatalyst Partners to explore strategic alternatives including a potential sale. The closing price of the Company’s common stock on that day was $13.66 per share, compared to a closing stock price on April 7, 2016 of $12.79.

Also on April 8, 2016, Ms. King contacted the Chief Executive Officer of Party B. The Chief Executive Officer of Party B acknowledged that day’s press reports and told Ms. King that Party B was not interested in pursuing a potential strategic transaction with the Company at that time.

On April 10, 2016, Mr. Ali contacted a representative of Qatalyst Partners in response to the April 8 press reports regarding the Company and expressed an interest in a potential strategic transaction with the Company.

On April 11 and April 21, 2016, representatives of two financial sponsors contacted a representative of Qatalyst Partners in response to the April 8 press reports regarding the Company and expressed an interest in a potential transaction with the Company. The representative of Qatalyst Partners informed each of the respective representatives that if such financial sponsor determined based on a review of publicly available information that it could offer a price for an acquisition of the Company that would be competitive with that which a strategic bidder could make, then Qatalyst Partners could arrange a management meeting between such financial sponsor and the Company. No further communications were received from either of these financial sponsors by Qatalyst Partners or the Company.

On April 12, 2016, Ms. King called a representative of Party C to further inquire about the portfolio company of Party C that the Company had internally identified as being a potential acquisition target. On April 14, 2016, Ms. King and the representative of Party C exchanged agendas for a management meeting describing what the Company wanted to learn about the portfolio company and what Party C wanted to learn about the Company.

On April 18, 2016, members of the Company’s senior management team, including Ms. King and Ms. Hu, met with members of Party K’s senior management team to further discuss a potential strategic transaction between Party K and the Company. During this meeting, the Company’s management team provided a corporate and business overview of the Company and its products.

On April 19, 2016, the Company and Cavium entered into a mutual confidentiality agreement with respect to a potential strategic transaction.

Also on April 19, 2016, members of the Company’s senior management team, including Ms. King and Ms. Hu, and representatives of Qatalyst Partners met with members of Cavium’s senior management team, including Mr. Ali and Art Chadwick, Cavium’s Chief Financial Officer, to discuss a potential strategic transaction between Cavium and the Company. At this meeting, the Company’s management team reviewed for Cavium’s management team the Company’s business and its financial projections.

On April 20, 2016, Mr. Ali called a representative of Qatalyst Partners and Ms. King and indicated that Cavium would like to perform additional due diligence regarding the Company. Mr. Ali also indicated that Cavium would be engaging J.P. Morgan Securities LLC (“JP Morgan”) as its financial advisor and as a potential source of financing for a potential transaction with the Company.

Also on April 20, 2016, Ms. King, Ms. Hu and Mr. Hawkins provided a telephonic update to the Board regarding the status of discussions with the various parties. Following this telephonic update and until the Board meeting on May 26, 2016, Ms. King also provided telephonic updates to Mr. Dickson on an approximately weekly basis.

On April 21, 2016, the Company and Party O entered into a mutual confidentiality agreement with respect to a potential strategic transaction.

Also on April 21, 2016, the Company and Party C entered into a mutual confidentiality agreement with respect to a potential transaction.

On April 22, 2016, members of the Company’s management team, including Ms. King and Ms. Hu, and representatives of Qatalyst Partners met with members of Party O’s senior management team at which the Company’s management team reviewed for Party O’s management team the Company’s business.

Also on April 22, 2016, the Company first sent business level due diligence materials to Cavium.

On April 25, 2016, a follow-up meeting was held among members of the Company’s senior management team, including Ms. King and Ms. Hu, representatives of Qatalyst Partners, members of Cavium’s senior management team, including Mr. Ali and Mr. Chadwick, and representatives of JP Morgan, in response to Cavium’s request to better understand the Company’s business, overall business plan and other business-related matters.

On April 26, 2016, members of the Company’s senior management team, including Ms. King and Ms. Hu, met with representatives of Party C, to discuss a potential transaction between Party C and the Company. At this meeting, the Company’s management team reviewed for Party C the Company’s business, Party C reviewed for the Company the portfolio company that the Company had internally identified as being a potential acquisition target, and the parties discussed Party C’s interest in a potential transaction with the Company.

From April 26 through May 10, 2016, Party C engaged in a due diligence review of the Company.

From April 26 through June 14, 2016, Cavium and its representatives had several in-person meetings and conference calls relating to technical, competitive and business due diligence (including a review of the Company’s preliminary financial results for fiscal year 2016 and business outlook for fiscal year 2017) and otherwise engaged in a due diligence review of the Company, the Company and its representatives engaged in a due diligence review of Cavium, and the parties and their respective representatives had numerous discussions regarding their businesses.

On April 29, 2016, a representative of Qatalyst Partners contacted a representative of Party O to receive feedback from Party O on the April 22 management meeting. Later that day, the representative of Qatalyst Partners received a message from a representative of Party O indicating that Party O was not interested in a transaction with the Company at that time as Party O believed that a lack of potential synergies made a potential strategic transaction financially challenging.

Between mid-April 2016 and early May 2016, representatives of the Company and Qatalyst Partners communicated with representatives of five additional potential strategic acquirers, Party P, Party Q, Party R, Party S and Party T, to inquire whether they would be interested in evaluating a potential strategic transaction with the Company. None of those parties expressed an interest at that time in a potential strategic transaction with the Company.

On May 2, 2016, Ms. King corresponded with Mr. Ali regarding projected synergies from a potential strategic transaction between the Company and Cavium.

After market close on May 5, 2016, the Company reported its financial results for the fourth fiscal quarter and fiscal year ended April 3, 2016. The closing price of the Company’s common stock on May 5, 2016 was $11.78, and on May 6, 2016, the next trading day after this announcement, the closing price of the Company’s common stock was $13.61.

On May 9, 2016, Ms. King and Mr. Ali communicated by telephone regarding the Company’s businesses.

On May 13, 2016, a representative of Party C contacted Ms. King and expressed an interest in an acquisition of the Company for approximately $14.00 per share in cash. The Company’s closing stock price on May 12, 2016 was $13.01. The representative of Party C noted that they had already commenced due diligence and that they would require exclusivity as part of their offer. On May 16, 2016, the representative of Party C reiterated the same information to a representative of Qatalyst Partners. The representative of Party C indicated to both Ms. King and the representative of Qatalyst Partners that Party C would not be willing to materially increase its offer, indicating that the maximum amount that it would be willing to offer was up to approximately $14.50 per share in cash.

Also on May 13, 2016, a representative of Party C contacted Ms. King and two members of the Board, Balakrishnan Iyer and Scott Mercer, to confirm that Party C was interested in pursuing a potential transaction with the Company.

On May 14, 2016, Cavium’s board of directors met to discuss, among other things, the potential acquisition of the Company. At the meeting, representatives of JP Morgan gave a presentation to Cavium’s board regarding the potential acquisition. Additionally, JP Morgan provided information regarding its relationship with both Cavium and QLogic in connection with its potential engagement by Cavium’s board. Following discussions concerning the potential transaction, Cavium’s board approved entry into an engagement letter with JP Morgan and authorized Mr. Ali to continue technical and legal due diligence on the Company.

On May 16, 2016, Ms. King and Mr. Ali communicated by telephone. Mr. Ali provided an update regarding Cavium’s board meeting that was held the day before and its continued interest in a potential strategic transaction. Ms. King and Mr. Ali also discussed further due diligence matters and their plans for follow-up meetings.

On May 18, 2016, Cavium’s board of directors met again to discuss with representatives of JP Morgan the potential transaction with the Company. Following discussion, Cavium’s board authorized, among other things, Mr. Ali to submit a non-binding proposal to acquire the Company consistent with the terms discussed by the board of directors of Cavium.

On May 20, 2016, Mr. Ali called Ms. King to discuss certain due diligence matters and request additional due diligence information.

On May 23, 2016, Party C submitted a written indicative offer of $14.00 per share in cash, requested four to six weeks of exclusivity and noted that the transaction closing would not be subject to a financing condition. The Company’s closing stock price on May 20, 2016 was $13.30.

On May 24, 2016, Mr. Ali called Ms. King to preview Cavium’s indication of interest, including a verbal summary of the high-level terms. Later that day, Cavium submitted an indication of interest to acquire the Company’s outstanding common stock for $15.00 per share, consisting of $10.50 in cash and $4.50 in stock (based on a fixed exchange ratio at signing), conditioned on exclusivity through the announcement date of a transaction and noting that the transaction closing would not be subject to a financing condition. The Company’s closing stock price on May 23, 2016 was $13.45. Concurrently with the indication of interest, Cavium provided the Company with a letter from JP Morgan indicating a high level of confidence in the ability of Cavium to raise up to $750 million in financing in connection with the potential transaction. The indication of interest specified that the proposal would expire at 5:00pm Pacific Time on May 27, 2016. Also on May 24, 2016, Mr. Ali asked Ms. King whether she would be open to joining Cavium’s board of directors after the closing of a potential transaction. Ms. King replied that she would be open to joining Cavium’s board of directors, subject to scheduling conflicts with her other board responsibilities. Mr. Ali noted that Cavium’s board of directors would need to consider Ms. King’s qualifications and make a formal nomination at the appropriate time.

On May 26, 2016, the Board held a regularly scheduled meeting, at which members of the Company’s senior management and representatives of Qatalyst Partners and O’Melveny were in attendance. At this meeting, Ms. King reviewed with the Board a situational assessment, the Company’s business outlook, strategic opportunities and a stand-alone operating model and discussed possible acquisition opportunities. A representative of O’Melveny reviewed for the Board its fiduciary duties in connection with evaluating various strategic alternatives for the Company, including a discussion of requests for exclusivity arrangements and certain considerations when comparing cash consideration to stock and cash consideration. A representative of Qatalyst Partners updated the Board on the status of discussions with various potential bidders, noting that a total of 23 potentially interested parties had been contacted (or had contacted the Company), including those who approached Qatalyst Partners after the April 8 press reports regarding the Company. Of the 23 potentially interested parties, 19 were strategic bidders and the other four were financial sponsors, and as of that date, only two remained in discussions with the Company, one of which was a strategic buyer and the other a financial sponsor. Members of the Board then disclosed to the Board certain limited partner investor relationships that they had with funds set up by Party C. The Board then discussed (as had been previously reviewed with the Board by Mr. Hawkins) that Qatalyst Partners was previously engaged by Cavium in 2012, that members of the Qatalyst Partners team advising the Company had worked on that engagement, and that such engagement had been terminated. Qatalyst Partners confirmed that it had not provided any substantive services to Cavium in the last two years and had not received any monetary or other consideration from Cavium. Ms. King also described for the Board the informal discussion she had with Mr. Ali on May 24, 2016 regarding whether Ms. King would be open to joining Cavium’s board of directors. Satisfied that none of these relationships required any further action, the Board then discussed and considered the proposals received from Cavium and Party C, and representatives of Qatalyst Partners reviewed with the Board certain illustrative transaction statistics, certain factors, among others, that the Board could consider in comparing an all-cash offer to a cash-and-stock offer, and illustrative post-announcement share price scenarios for Cavium’s stock and how that might impact the merger consideration given the use of a fixed exchange ratio. The Board discussed with Qatalyst Partners the impact that the deal announcement might have on Cavium’s stock price and therefore on the potential merger consideration. Representatives of Qatalyst Partners then reviewed with the Board a presentation to assess the Company’s stand-alone valuation as well as the potential value of a combination with Cavium. Representatives of Qatalyst Partners also presented to the Board an overview of Cavium and its business. The Board discussed the risks associated with the proposals from each of Cavium and Party C compared to the risks associated with continuing to run the business on a stand-alone basis. The Board noted that Cavium had already conducted substantial business and legal due diligence whereas Party C expected to need four to six weeks to conduct due diligence. The Board also indicated that, given the extensive marketing effort that had been undertaken by the Company and Qatalyst Partners, it was open to a relatively short exclusivity period if agreement on price could be reached. The Board then directed Ms. King to negotiate with Cavium to potentially increase the proposed consideration.

Later on May 26, 2016, Ms. King called Mr. Ali to negotiate the offer price and exclusivity period reflected in Cavium’s May 24 indication of interest. Ms. King asked that Cavium raise its offer to between $16.00 and $16.50 per share. Following a discussion, Mr. Ali indicated that he would discuss with Cavium’s board of directors an offer price of $15.50 per share, after which Cavium’s board of directors met telephonically and after a consideration of a number of factors agreed to the submission of a “best and final” offer of $15.50 per share, consisting of $11.00 in cash and $4.50 in stock per share. Mr. Ali subsequently communicated to Ms. King a “best and final” offer of $15.50 per share, consisting of $11.00 in cash and $4.50 in stock per share (based on a fixed exchange ratio at signing), and an exclusivity period until June 23, 2016. The Company’s closing stock price on May 25, 2016 was $13.70.

Later on May 26, 2016, the Board meeting reconvened and Ms. King reported that Cavium was willing to increase the cash portion of its offer from $10.50 to $11.00 per share, for an aggregate pre-signing deal value of $15.50 per share, conditioned on an exclusivity period through June 23, 2016. After consideration of a number of factors, including Party C’s proposal and the risks in continuing to run the business on a stand-alone basis, the Board unanimously approved the Company entering into an exclusivity period with Cavium until June 23, 2016 and asked management to work with Cavium in completing due diligence and negotiating a merger agreement. The Board also asked management and Qatalyst Partners to conduct additional due diligence on Cavium.

Following the May 26, 2016 Board meeting, a representative of Qatalyst Partners provided feedback to a representative of Party C informing that representative of the exclusivity arrangement being entered into with another party.

Between May 26, 2016 and May 27, 2016, representatives of O’Melveny and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Cavium’s legal counsel, negotiated the terms of the exclusivity agreement. On May 28, 2016, the Company and Cavium entered into an exclusivity agreement dated as of May 27, 2016, providing for exclusivity through June 23, 2016 in connection with the negotiation of a potential strategic transaction.

Between May 31, 2016 and June 15, 2016, representatives of O’Melveny and Skadden participated in numerous conference calls to discuss the transaction structure, due diligence matters, and transaction timing and process.

On May 31, 2016, the Company made available to Cavium and its representatives an online data room containing certain information concerning the Company.

On June 4, 2016, Cavium made available to the Company and its representatives an online data room containing certain information concerning Cavium.

On June 7, 2016, Cavium’s board of directors, together with members of Cavium’s senior management team and representatives of JP Morgan, met to discuss updates regarding the proposed transaction with the Company.

Later on June 7, 2016, representatives of Skadden sent the initial draft merger agreement to representatives of O’Melveny, which draft included, among other things, a termination fee equal to 3.5% of the proposed transaction consideration payable in the event that, among other situations, the Company were to terminate the merger agreement to enter into an alternative transaction and also included a reverse break fee in the event that Cavium were to fail to close the transaction when the closing conditions had been met because it had not been able to obtain its financing, and provided Cavium with the right to extend the tender offer when the closing conditions had been met if it had not obtained its financing.

On June 9, 2016, a meeting was held among the members of the Company’s senior management team, including Ms. King and Ms. Hu, representatives of Qatalyst Partners, members of Cavium’s senior management team, including Mr. Ali and Mr. Chadwick, and representatives of JP Morgan. Ms. Hu presented information regarding the Company’s financial information for purposes of the financing due diligence being conducted by JP Morgan’s credit team, and Mr. Ali and Mr. Chadwick presented information regarding Cavium’s business and financial information for purposes of the Company’s due diligence of Cavium. During a dinner attended by the Company’s and Cavium’s respective senior management teams following this meeting, Mr. Ali asked Ms. King whether she would still be open to joining Cavium’s board of directors after the closing of the potential acquisition of the Company by Cavium, noting that Cavium’s board of directors would still need to consider

Ms. King’s qualifications and make a formal nomination. Ms. King indicated that she would still be open to joining Cavium’s board of directors.

On June 10, 2016, representatives of O’Melveny sent a revised draft merger agreement to representatives of Skadden, which draft, among other things, proposed a 3% termination fee and a 10% collar for the exchange ratio for the stock portion of the merger consideration and eliminated all the provisions that were conditioned on the availability of Cavium’s financing, including the reverse break fee.

On June 11, 2016, at the request of Cavium’s board of directors, a representative of JP Morgan emailed a representative of Qatalyst Partners to inform Qatalyst Partners that Cavium had discussed internally and determined that the 10% collar that was proposed in the Company’s June 10 draft merger agreement was not acceptable.

Between June 12, 2016 and June 14, 2016, representatives of O’Melveny and Skadden participated in several conference calls to discuss their respective positions on the terms of the merger agreement.

On June 13, 2016, representatives of Skadden sent a revised draft merger agreement to representatives of O’Melveny, which draft, among other things, proposed a 3.5% termination fee and restored certain provisions relating to the availability of Cavium’s financing to provide Cavium with flexibility in scheduling the marketing period for its financing around the historically slow capital markets period in late August.

Also on June 13, 2016, representatives of O’Melveny sent an initial draft of the disclosure schedules to the merger agreement to representatives of Skadden. Between June 13, 2016 and June 15, 2016, O’Melveny and Skadden participated in conference calls and exchanged revisions to the disclosure schedules.

Also on June 13, 2016, the Board held a special meeting, at which members of the Company’s senior management and representatives of O’Melveny and Qatalyst Partners were in attendance. At this meeting, a representative of Qatalyst Partners updated the Board on the process and status of discussions with Cavium. Ms. Hu then reviewed a summary of the due diligence conducted on Cavium, including a review of business opportunities and risks, discussed potential synergies of a combined company, and discussed the accounting due diligence that had been undertaken on the Company’s behalf by the Company’s auditors. Mr. Hawkins then summarized several legal due diligence matters. A representative of Qatalyst Partners then reviewed with the Board certain information regarding Cavium, including business unit overview and products. The Board discussed Cavium’s current financial plan, expectations for the current quarter and the next quarter, and short-term and long-term business opportunities and challenges. A representative of O’Melveny then presented to the Board an overview of the proposed transaction and summary of the merger agreement and discussed key provisions of the draft received from Skadden and areas of ongoing negotiation. After discussion, the Board asked management to conduct additional due diligence on Cavium’s expected financial results for the current quarter and the next quarter.

Later on June 13, 2016, representatives of O’Melveny sent a revised draft merger agreement to representatives of Skadden, which draft, among other things, proposed a 3.25% termination fee and revised certain provisions related to deal certainty and related matters.

On June 14, 2016, representatives of Skadden sent a revised draft merger agreement to representatives of O’Melveny, which draft, among other things, again proposed a 3.5% termination fee and revised certain other provisions.

Also on June 14, 2016, the Board held a special meeting, at which members of the Company’s senior management and representatives of O’Melveny and Qatalyst Partners were in attendance. At this meeting, Ms. King presented an update on the additional due diligence performed at the Board’s direction with respect to

Cavium’s expected financial results. A representative of Qatalyst Partners then reviewed for the Board the transaction consideration and discussed the premium to market based on current stock prices and based on the unaffected stock price before the April 8 press reports regarding the Company. The representative of Qatalyst Partners then reviewed for the Board the financial analyses performed by Qatalyst Partners that would support a fairness opinion regarding the transaction. Representatives of O’Melveny then summarized the status of the merger agreement negotiations since the June 13 meeting and reviewed the draft Board resolutions that would, among other things, approve the merger agreement and related matters. The Board then discussed the adoption of an exclusive forum bylaw provision and its potential benefits to the Company and its stockholders. A representative of O’Melveny then reviewed for the Board the interests of the Company’s directors and officers in the transaction (including with respect to the impact of the transaction on existing executive compensation arrangements) and discussed with the Board that Mr. Ali had asked Ms. King whether she would be open to joining Cavium’s board of directors after the closing and that, if Cavium’s board of directors were to formally nominate Ms. King, in connection with that appointment, Ms. King would receive regular board fees and compensation consistent with that provided to other independent board members of Cavium.

Later on June 14, 2016, at the Board’s direction, representatives of O’Melveny sent a revised draft merger agreement to representatives of Skadden, which draft, among other things, accepted the 3.5% termination fee.

On June 15, 2016, the Board held a special meeting, at which members of Company senior management and representatives of O’Melveny and Qatalyst Partners were in attendance, to determine whether to approve the merger agreement. A representative of Qatalyst Partners indicated that the financial analyses he had reviewed with the Board on June 14 had been updated to include the closing stock prices of Cavium’s and the Company’s stock. Following his review of the updated financial analyses, the representative of Qatalyst Partners rendered to the Board Qatalyst Partners’ oral opinion, subsequently confirmed in writing, that as of June 15, 2016 and based upon and subject to the various considerations, limitations and other matters set forth in its written opinion, the consideration of $11.00 cash and 0.098 shares of Cavium stock per share to be received by the holders of the Company’s common stock, other than Cavium or any affiliates of Cavium, pursuant to the merger agreement was fair, from a financial point of view, to such holders. A representative of O’Melveny discussed the changes to the merger agreement since the June 14 Board meeting, noting that the proposed final version of the merger agreement had been provided to the Board in advance of the meeting. A representative of O’Melveny then described the proposed Board resolutions. Following further consideration and discussion, the Board unanimously determined that (i) the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) authorized, approved, adopted and declared advisable the merger agreement, the Offer and the Merger, (iii) resolved that the Merger be effected as soon as practicable following consummation of the Offer without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) subject to the terms of the merger agreement, resolved and recommended that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

Also on June 15, 2016, Cavium’s board of directors held a meeting together with members of Cavium’s senior management team and representatives of Skadden and JP Morgan to discuss the outcome of the negotiations with the Company. Following further consideration and discussion, Cavium’s board of directors unanimously approved the transaction and the execution of the merger agreement and other transaction documents and performance of the obligations and actions and the carrying out of the transactions contemplated thereby.

Later in the day on June 15, 2016, following receipt of the final debt commitment letter documents, the parties entered into the merger agreement and issued a joint press release announcing the merger agreement after the close of trading on June 15, 2016.

None of the parties who executed confidentiality agreements with the Company in connection with a potential transaction is subject to any contractual restriction with the Company that prevents that party from making a potential superior proposal or requesting a waiver from the Company for the purpose of submitting a potential superior proposal.

Reasons for the Board’s Recommendation

At a meeting held on June 15, 2016, the Board determined that the Offer and the Merger were advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, approved, declared advisable and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

In evaluating the Offer, the Merger, and the Merger Agreement, the Board consulted with the Company’s senior management team, as well as the Company’s outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

•	the historical share prices of the Company and Parent, including the fact that the implied value of the Offer Price of approximately $15.53 per Share (based on the price per share of Parent common stock of $46.24 on June 14, 2016, the last trading day prior to the approval by the Board of the Merger Agreement) represents:

•	an approximate premium of 14% based on the closing price per Share of $13.67 and closing price per share of Parent common stock of $46.24 on June 14, 2016; and

•	an approximate premium of 21% based on the unaffected closing price per Share of $12.79 on April 7, 2016 (before the April 8, 2016 press reports regarding a possible sale of the Company) and closing price per share of Parent common stock of $46.24 on June 14, 2016;

•	current information regarding (i) the Company’s business, prospects, financial condition, operations, technology, products, services, management, competitive position and strategic business goals and objectives, (ii) general economic, industry and financial market conditions, and (iii) opportunities and competitive factors within the Company’s industry;

•	the belief of the Board that the Offer and the Merger are more favorable to the Company’s stockholders than the potential value that might result from the other alternatives reasonably available to the Company, including the alternative of remaining a standalone public company and other strategies that might be pursued as a standalone public company;

•	the prospects and likelihood of realizing superior benefits through remaining an independent company, risks associated with remaining an independent company, including the increasing competition facing the Company, general uncertainty surrounding macroeconomic conditions in various markets in which the Company does business, and possible alternative business strategies;

•	communications by Qatalyst Partners LP (the Company’s financial advisor, “Qatalyst Partners”) with other possible buyers, offers submitted by certain other possible buyers, and assessment of the likelihood that a third party would offer a higher price than the price per share offered by Parent;

•	the fact that the Offer Price reflects extensive negotiations between the Company and Parent and their respective external advisors and the Board’s belief, after consultation with the Company’s financial advisors, that the Offer Price to be received from Parent is the maximum price Parent was willing to offer in connection with the Merger;

•	the Board’s and Qatalyst Partners’ familiarity with possible additional third parties who could potentially seek to acquire the Company and the belief, including based on the process conducted with the assistance of Qatalyst Partners, that any such parties would not have an interest in or the financial capacity to effect the acquisition for a higher price than the price per share offered by Parent;

•	the timing of the Offer and the Merger and the risk that if the Company does not accept the Offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;

•	historical information regarding (i) the Company’s business, financial performance and results of operations, (ii) market prices, volatility and trading activity with respect to the Company common stock, and (iii) market prices with respect to other industry participants and general market indices;

•	the belief of the Board that it was preferable to conduct a private “market check” of the Company rather than to conduct a public “auction” of the Company, particularly in light of (1) the risk that a public auction would not result in a transaction at a more attractive price than offered by a private market check and that a “failed” attempt to sell the Company by public auction would be highly detrimental to the Company, (2) the advice of Qatalyst Partners that the approach pursued was the most likely to result in the highest price reasonably available for the Company, and (3) the fact that the Company would be permitted, under certain circumstances described in the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal after giving Parent the opportunity to match the superior proposal and upon payment of a termination fee;

•	(i) the financial analyses presented by Qatalyst Partners to the Board and (ii) the oral opinion delivered by Qatalyst Partners to the Board on June 15, 2016, and subsequently confirmed by Qatalyst Partners’ written opinion to the Board dated June 15, 2016, to the effect that, as of such date and based upon and subject to the qualifications, assumptions, considerations, limitations and other matters set forth therein, the Offer Price to be received by the Company’s stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Company’s stockholders. You are urged to read Qatalyst Partners’ written opinion, which is set forth in its entirety in Annex A, and the description of the opinion and the related financial analyses presented by Qatalyst Partners provided in Item 4 under the heading “Opinion of the Company’s Financial Advisor”;

•	the fact that the mixed equity and cash nature of the Offer Price offers the Company’s stockholders the opportunity to participate in part with respect to the future earnings and growth of the combined company, while also providing the Company’s stockholders with a substantial cash payout of $11.00 per share;

•	the Board’s belief that the Merger will result in a combined company with an enhanced earnings profile from sustainable synergies;

•	the Board’s belief that Parent has the requisite financial wherewithal (after giving effect to the financing contemplated by the debt commitment letter) to consummate the Offer and the Merger and pay all related fees and expenses;

•	the terms and conditions of the Merger Agreement and related transaction documents, in addition to those described above, including:

•	the limited and otherwise customary conditions to the parties’ obligations to complete the Offer and the Merger, in addition to the absence of a financing condition;

•	the Company’s ability, under certain limited circumstances, to furnish information to, and conduct negotiations with, third parties who put forward an unsolicited offer regarding an acquisition proposal that is, or would reasonably be expected to lead to, a superior proposal;

•	the Company’s ability, subject to certain conditions, to terminate the Merger Agreement in order to accept a superior proposal, subject to paying or causing to be paid to Parent the termination fee of $47.8 million;

•	the Board’s belief that the $47.8 million termination fee was reasonable and was not likely to deter any potential bidder from making a competing acquisition proposal;

•	the ability of the Board, under certain circumstances and subject to certain conditions, to change its recommendation of the Offer in response to a superior proposal or in response to an intervening event; and

•	the Company’s ability in certain circumstances to seek to specifically enforce Parent’s obligations under the Merger Agreement, including Parent’s obligations to consummate the Offer and the Merger;

•	the scope and results of the Company’s due diligence investigation of Parent, which included reviews of organizational, operational, financial, commercial, regulatory, legal and other matters related to Parent’s business; and

•	that the Company’s stockholders will have appraisal rights under Section 262 of the DGCL if the Merger is completed.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•	the fact that the transaction is not all cash, which precludes the Company’s stockholders from enjoying complete certainty of value for their shares of the Company’s common stock;

•	the possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with customers, suppliers, other business partners, management and employees;

•	the fact that the Merger Agreement (i) precludes the Company from actively soliciting competing acquisition proposals and (ii) obligates the Company (or its successor) to pay Parent a $47.8 million termination fee under specified circumstances, and the effect these provisions may have on a competing acquisition proposal or the price offered in such a proposal;

•	the fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the period between signing and closing of the Merger, which may adversely affect the Company’s business in the event the Offer and the Merger are not completed (including by delaying or preventing the Company from pursuing business opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company);

•	the risks involved with the Offer and the Merger and the likelihood that the Company and Parent will be able to complete the Offer and the Merger, the possibility that the Offer and the Merger might not be consummated and the Company’s prospects going forward without the combination with Parent;

•	all known interests of directors and executive officers of the Company in the Offer and the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement, as more fully described under Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company”;

•	the risks and uncertainties introduced in any transaction in connection with required antitrust and other regulatory filings as compared to the anticipated results of such filings in connection with the Offer and the Merger;

•	the fact that the Offer Price would be taxable to the Company’s stockholders;

•	the challenges of combining the business of the Company with that of Parent and the risks associated with achieving anticipated synergies;

•	the fact that the fixed exchange ratio will not adjust to compensate for changes in the price of shares of the Company common stock or Parent common stock prior to the consummation of the Merger, and that the terms of the Merger Agreement do not provide the Company with a right to terminate the Merger Agreement solely because the trading price of Parent common stock decreases; and

•	the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the Merger is consummated.

After considering the foregoing potentially positive and potentially negative factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer and the Merger outweighed the risks and other potentially negative factors associated with the Merger Agreement, the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, and in light of other factors that the Board believed were appropriate, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of the Company’s Financial Advisor

The Company retained Qatalyst Partners to act as financial advisor to the Board in connection with a potential transaction such as the Offer and Merger and to evaluate whether the consideration to be received by the holders of the Company common stock, other than Cavium or any affiliate of Cavium, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Company selected Qatalyst Partners to act as the Company’s financial advisor based on Qatalyst Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates. Qatalyst Partners has provided its written consent to the reproduction of Qatalyst Partners’ opinion in this Schedule 14D-9. At a meeting of the Board on June 15, 2016, Qatalyst Partners rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the per share consideration of $11.00 in cash and 0.098 duly authorized, validly issued, fully paid and nonassessable shares of Parent common stock to be received by the holders of the Company common stock, other than Cavium or any affiliate of Cavium, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated June 15, 2016, to the Board following the Board meeting.

The full text of the written opinion of Qatalyst Partners, dated June 15, 2016, is attached to this Schedule 14D-9 as Annex A and is incorporated into this Schedule 14D-9 by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. You should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Board and addressed only, as of the date of the opinion, the fairness, from a financial point of view, of the consideration to be received by the holders of the Company common stock, other than Cavium or any affiliate of Cavium, pursuant to the Merger Agreement. It does not address any other aspect of the Transactions and does not constitute a recommendation as to whether any holder of the Company common stock should tender Shares in connection with the Offer and does not in any manner address the price at which the Company common stock or Parent common stock will trade at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst Partners reviewed a draft of the Merger Agreement dated June 15, 2016 (the “Draft Merger Agreement”), certain related documents and certain publicly available financial statements and other business and financial information of the Company. Qatalyst Partners also reviewed certain forward-looking information prepared by the management of the Company, including financial projections and operating data of the Company, which is referred to in this Schedule 14D-9 as the “Company Projections” described below in the section entitled “Certain Financial Forecasts—Financial Forecasts of the Company,” beginning on page 39, and certain forward-looking information prepared by management of Cavium, including financial projections and operating data of Cavium, which is referred to in this Schedule 14D-9 as the “Parent Projections” described below in the section entitled “Certain Financial Forecasts—Financial Forecasts of Parent,” beginning on page 40.

Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of the Company with the Company’s senior executives. Qatalyst Partners also reviewed the historical market prices and trading activity for the Company common stock and compared the Company’s financial performance and the prices and trading activity of the Company common stock with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by the Company and Cavium. With respect to the Company Projections, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. With respect to the Parent Projections, Qatalyst Partners was advised by the management of Cavium, and Qatalyst Partners assumed, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Cavium of the future financial performance of Cavium and other matters covered thereby. Qatalyst Partners assumed that the final executed Merger Agreement did not differ from the Draft Merger Agreement reviewed by Qatalyst Partners in any respect material to its opinion. Qatalyst Partners also assumed that the Transactions will be consummated in accordance with the terms set forth in the Draft Merger Agreement, without any modification, waiver or delay in any respect material to its opinion. In addition, Qatalyst Partners assumed that in connection with the receipt of all necessary approvals of the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transactions. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Cavium, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners has relied, without independent verification, upon the assessment of the management of the Company and Cavium as to (i) the existing and future technology and products of the Company and Cavium and the risks associated with such technology and products, (ii) their ability to integrate the businesses of the Company and Cavium and (iii) their ability to retain key employees of the Company and Cavium. Qatalyst Partners’ opinion has been approved by Qatalyst Partners’ opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to us. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the per share consideration of $11.00 in cash and 0.098 duly authorized, validly issued, fully paid and nonassessable shares of Parent common stock to be received by the holders of the Company common stock, other than Cavium or any affiliate of Cavium, pursuant to the Merger Agreement, and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration.

The following is a summary of the material financial analyses undertaken by Qatalyst Partners in connection with its opinion dated June 15, 2016. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. In arriving at its opinion, Qatalyst Partners performed such analyses as it deemed appropriate in its professional judgment. For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analysts’ projections, which is referred to in this Schedule 14D-9 as the “street case,” and the Company Projections. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow analysis (DCF), which is designed to imply a potential, present value per Share as of June 30, 2016 by:

•	adding:

•	the implied net present value of the estimated future unlevered free cash flows of the Company, based on the Company Projections, for the second through fourth quarters of fiscal year 2017 through fiscal year 2021 (which implied present value was calculated using a range of discount rates of 10.0% to 11.5%, based on an estimated weighted average cost of capital);

•	the implied net present value of a corresponding terminal value of the Company, calculated by multiplying the Company’s estimated non-GAAP net operating profit after tax (“NOPAT”) in fiscal year 2022, based on the Company Projections, by a range of fully-diluted enterprise value to next-twelve-months NOPAT multiples of 6.5x to 10.5x, and discounted to present value using the same range of discount rates used in the calculation of the implied net present value of the estimated future unlevered free cash flows of the Company described above; and

•	the estimated net cash of the Company as of June 30, 2016, as provided by the Company’s management;

•	applying a dilution factor of approximately 5.1% to reflect the dilution to current stockholders, assuming no buybacks, due to the effect of future issuance of equity awards through the end of fiscal year 2021, as projected by the Company’s management; and

•	dividing the resulting amount by the number of fully-diluted shares of the Company’s common stock outstanding, adjusted for Company RSUs, Company PRSUs, and Company Stock Options outstanding (assuming the treasury stock method), as provided by the Company’s management as of June 14, 2016.

Based on the calculations set forth above, this analysis implied a range of values for the Company common stock of approximately $14.08 to $18.07 per share. Qatalyst Partners noted that the implied value of the consideration to be received by holders of Company common stock pursuant to the Merger Agreement was $15.53 per share, based on Cavium’s closing stock price on June 14, 2016.

Selected Companies Analysis

Qatalyst Partners compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies. The companies used in this comparison included those companies listed below, which were selected because they were publicly traded companies in the Company’s industry or closely-related industries, have similar financial performance, or have other relevant or similar characteristics.

Selected Companies	NTM NOPAT Multiples	CY2017E P/E Multiples
Avago Technologies Ltd.	14.6x	12.1x
Brocade Communication Systems, Inc.	9.2x	9.1x
Cavium, Inc.	29.0x	22.6x
Inphi Corporation	24.4x	20.4x
Integrated Device Technology Inc.	15.6x	14.5x
Intel Corporation	15.7x	12.2x
Lattice Semiconductor Corp.	10.4x	9.7x
Marvell Technology Group	15.0x	24.9x
Mellanox Technologies, Ltd.	13.5x	11.7x
Microsemi Corporation	13.3x	8.7x
Seagate Technology PLC	15.3x	9.9x
Semtech Corporation	17.5x	15.5x
Western Digital Corporation	13.4x	8.3x
Xilinx, Inc.	17.9x	20.5x

Based upon research analyst consensus estimates for the next twelve-month period ending March 31, 2017 and using the closing prices as of June 14, 2016 for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by the estimated consensus NOPAT for the period ending March 31, 2017, for each of the selected companies (the “Market NOPAT Multiples”). Qatalyst Partners also calculated the implied fully-diluted enterprise value of the Company divided by the Company’s estimated consensus NOPAT for the next twelve months at each date for the period between January 12, 2011 and June 14, 2016 (the “Company NOPAT Multiples”). Based on a review of the Market NOPAT Multiples for the selected companies and the Company NOPAT Multiples, Qatalyst Partners selected a representative range of 6.5x to 10.5x and applied this range to estimates of the Company’s NOPAT for the twelve-month period ending March 31, 2017 based on each of the Company Projections and the street case of $86 million and $87 million, respectively. Based on the calculations set forth above, adding the net cash of the Company as of April 3, 2016, as provided by the Company’s management, then dividing the resulting amount by the fully-diluted shares of the Company’s common stock outstanding, adjusted for Company RSUs, Company PRSUs, and Company Stock Options outstanding (assuming the treasury stock method), as provided by the Company’s management as of June 14, 2016, this analysis implied a range of values for the Company common stock of approximately $10.39 to $14.29 per share based on the Company’s Projections and $10.47 to $14.41 per share based on the street case. Qatalyst Partners noted that the implied value of the consideration to be received by holders of Company common stock pursuant to the Merger Agreement was $15.53 per share, based on Cavium’s closing stock price on June 14, 2016.

For each of the selected companies listed above, Qatalyst Partners also calculated, among other things, the price per share divided by the estimated earnings per share for calendar year 2017 for each of the selected companies, which is referred to as the “CY2017E P/E Multiple.” Based on a review of the CY2017E P/E Multiples for the selected companies, Qatalyst Partners selected a representative range of 8.5x to 14.0x and applied this range to the Company’s estimated calendar year 2017 earnings per share based on each of the Company Projections and the street case of $1.13 and $1.08, respectively. This analysis implied a range of values for the Company common stock of approximately $9.60 to $15.81 per share based on the Company Projections and $9.19 to $15.14 per share based on the street case. Qatalyst Partners noted that the implied value of the consideration to be received by holders of Company common stock pursuant to the Merger Agreement was $15.53 per share, based on Cavium’s closing stock price on June 14, 2016.

No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies. Mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis

Qatalyst Partners compared selected public transactions involving companies providing semiconductors or systems to networking and storage end markets that were announced between December 2013 and November 2015.

Announcement Date	Target	Acquirer	NTM Revenue Multiples	NTM P/E Multiples
November 24, 2015	PMC-Sierra, Inc.	Microsemi Corporation	4.2x	18.6x
November 9, 2015	Pericom Semiconductor Corporation	Diodes Inc.	2.1x	19.9x
September 30, 2015	EZchip Semiconductor Ltd.	Mellanox Technologies, Ltd.	4.8x	16.2x
May 28, 2015	Broadcom Corporation	Avago Technologies Ltd.	3.8x	19.0x
February 25, 2015	Emulex Corporation	Avago Technologies Ltd.	1.5x	14.3x
December 16, 2013	LSI Corporation	Avago Technologies Ltd.	2.7x	17.1x

For each of the transactions listed above, Qatalyst Partners reviewed, among other things, the implied fully-diluted enterprise value of the target company as a multiple of analyst estimates of the next-twelve-months’ revenue of the target company (the “NTM Revenue Multiple”). Based on this review, Qatalyst Partners selected a representative range of 1.5x to 3.5x and applied it to the Company’s estimated next-twelve-months’ revenue for the period ending March 31, 2017 based on the street case of $478 million. Based on the calculations set forth above, adding the net cash of the Company as of April 3, 2016, as provided by the Company’s management, then dividing the resulting amount by the fully-diluted shares of the Company’s common stock outstanding, adjusted for Company RSUs, Company PRSUs, and Company Stock Options outstanding (assuming the treasury stock method), as provided by the Company’s management as of June 14, 2016, this analysis implied a range of values for the Company common stock of approximately $12.21 to $22.72 per share. Qatalyst Partners noted that the implied value of the consideration to be received by holders of Company common stock pursuant to the Merger Agreement was $15.53 per share, based on Cavium’s closing stock price on June 14, 2016.

For each of the transactions listed above, Qatalyst Partners also reviewed the price per share paid for the target company as a multiple of analyst estimates of the next-twelve-months’ earnings per share of the target company (the “NTM P/E Multiple”). Based on this review, Qatalyst Partners selected a representative range of 14.5x to 19.0x and applied it to the Company’s estimated next-twelve-months’ earnings for the period ending March 31, 2017 based on the street case of $1.05. This analysis implied a range of values for the Company common stock of approximately $15.23 to $19.96 per share. Qatalyst Partners noted that the implied value of the consideration to be received by holders of Company common stock pursuant to the Merger Agreement was $15.53 per share, based on Cavium’s closing stock price on June 14, 2016.

No company or transaction utilized in the selected transactions analysis is identical to the Company or the Transactions. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Because of the unique circumstances of each of these transactions and the Transactions, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the Transactions by the Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of the Company. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the per share consideration of $11.00 in cash and 0.098 duly authorized, validly issued, fully paid and nonassessable shares of Parent common stock to be received by the holders of the Company common stock, other than Cavium or any affiliate of Cavium, pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the price at which the Company common stock or the Parent common stock might actually trade.

Qatalyst Partners’ opinion and its presentation to the Board was one of many factors considered by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by the Company’s stockholders pursuant to the Transactions or of whether the Board would have been willing to agree to different consideration. The consideration was determined through arm’s-length negotiations between the Company and Cavium and was approved by the Board. Qatalyst Partners provided advice to the Company during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Transactions.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Cavium or certain of their respective affiliates.

During the two-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Cavium pursuant to which compensation was received by Qatalyst Partners or its affiliates; however, Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Cavium and their respective affiliates, for which it would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with the Transactions for which it will be paid approximately $20 million (provided that the final actual fee will be, in part, based on an average of the closing price of Parent common stock over ten trading days approaching the consummation of the Offer), $125,000 of which was payable upon execution of the engagement letter, $1.5 million of which was payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, consummation of the Offer. The Company has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities law, and expenses related to or arising out of Qatalyst Partners’ engagement.

Certain Financial Forecasts

The management of the Company prepared certain unaudited, non-public financial projections for the fiscal years 2017 through 2022 as set forth below. The unaudited projections represented management’s reasonable judgment as to the results that could be achieved, taking into account management’s judgment as to the likelihood of winning the business for which the Company was competing, and whether there would be delays with respect to when customers will roll out new products, among other risks (the “Company Projections”). The Company Projections were prepared and provided to the Board in connection with the evaluation of the Company’s strategic alternatives. The Company Projections were also provided to Qatalyst Partners for purposes of its financial analyses and opinion. Qatalyst Partners’ financial analyses and opinion are described above under the heading “Opinion of the Company’s Financial Advisor.” The Company’s management provided the Company Projections to certain parties interested in a potential strategic transaction with the Company that entered into confidentiality agreements with the Company, including to Parent. The Company Projections were provided by management with a view to showing potential bidders the potential performance of the Company, subject to certain assumptions reflected therein. In addition, Parent’s management prepared certain unaudited financial projections for Parent for the second, third and fourth fiscal quarters of fiscal year 2016 (the “Parent Projections”). The Parent Projections were provided to the Company’s management for purposes of considering and evaluating Parent’s acquisition proposal.

The summary of the Company Projections and the Parent Projections presented below is included in this Schedule 14D-9 solely to give the Company’s stockholders access to information that was made available to the Board and to Qatalyst Partners and, with respect to the Company Projections, that was made available to Parent and its representatives. These summaries of the Company Projections and the Parent Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that the Company’s or Parent’s respective management or board of directors, advisors or any other person considered, or now considers, it to be a reliable prediction of actual future results, and should not be relied upon as such. The Company Projections and the Parent Projections were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial data. The Company Projections and the Parent Projections are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing the Company Projections or the Parent Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Company Projections or the Parent Projections or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the Company Projections or the Parent Projections. The report of KPMG LLP included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 3, 2016 relates solely to the historical financial information of the Company and to an assessment of the Company’s internal control over financial reporting. The report of PricewaterhouseCoopers LLP included in Parent’s Annual Report on Form 10-K for the fiscal year ended

December 31, 2015 relates solely to the historical financial information of Parent and to an assessment of the Parent’s internal control over financial reporting. KPMG LLP and PricewaterhouseCoopers LLP disclaim any association with the Company Projections and the Parent Projections.

By including the Company Projections and the Parent Projections in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Company Projections or the Parent Projections or the ultimate performance of the Company, Parent, the combined company following the Transactions or any of their affiliates compared to the information contained in the Company Projections and the Parent Projections. The assumptions and estimates underlying the Company Projections and the Parent Projections, all of which are difficult to predict and many of which are beyond the control of the Company and Parent, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company Projections and the Parent Projections, whether or not the Offer and the Merger are completed.

In particular, the Company Projections and the Parent Projections, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Company Projections and the Parent Projections cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and cause results in the Company Projections and the Parent Projections to not be achieved include, but are not limited to, the risk factors described in the Company’s and Parent’s respective SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended April 3, 2016, Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, and described below in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.” The Company Projections and the Parent Projections also reflect assumptions as to certain business decisions that are subject to change and susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business or Parent’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Company Projections or the Parent Projections were prepared. The information set forth in the Company Projections and the Parent Projections is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Company Projections and the Parent Projections were each developed on a standalone basis without giving effect to the Offer and the Merger, and therefore the Company Projections and the Parent Projections do not give effect to the Offer, the Merger or any changes to the Company’s or Parent’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, if the Offer and Merger are consummated, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Company Projections and the Parent Projections do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Company Projections and the Parent Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. Neither the Company nor Parent undertakes any obligation, except as required by law, to update or otherwise revise the Company Projections or the Parent Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Company Projections and the Parent Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Company Projections and the Parent Projections.

The Company and Parent do not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. The Company Projections and the Parent Projections and the amounts derived from these projections contain certain non-GAAP financial measures. The Company’s and Parent’s management, respectively, believes such measures are helpful in understanding forecasts of the Company’s and Parent’s future results. The Company and Parent have not reconciled these non-GAAP financial measures (non-GAAP gross profit, non-GAAP operating income, non-GAAP net income, non-GAAP earnings per share, unlevered free cash flow, and net operating profit after taxes, as applicable) to the most directly comparable GAAP measures (GAAP gross profit, GAAP operating income, GAAP net income, GAAP earnings per share, GAAP operating income, and GAAP net income, respectively) because material items that impact these measures, such as the timing and amount of charges related to stock-based compensation, amortization of acquisition-related intangible assets, amortization of license fee, transaction-related costs, special charges and income tax adjustments, are out of the Company’s and Parent’s control and/or cannot be reasonably forecasted. Accordingly, reconciliations of these non-GAAP financial measures to the corresponding GAAP financial measures are not available without unreasonable effort.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The calculations of non-GAAP financial measures reflected in the Company Projections and the Parent Projections may differ from others in the Company’s or Parent’s respective industry and are not necessarily comparable with similar titles used by other companies. Each of the Company and Parent strongly encourages you to review all of its financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

Financial Forecasts of the Company

The following is a summary of the Company Projections:

($MM, except percentages and per share amounts)

	Fiscal Year(1)
	2017	2018	2019	2020	2021	2022
Revenue	$480	$494	$510	$528	$546	$569
Revenue Growth %	5%	3%	3%	4%	3%	4%
Gross Profit(2)	$293	$301	$319	$336	$344	$356
Gross Profit Margin %(2)	61%	61%	63%	64%	63%	63%
Operating Income(3)	$97	$102	$120	$135	$140	$148
Operating Income Margin %(3)	20%	21%	24%	26%	26%	26%
Earnings Per Share(4)	$1.05	$1.12	$1.36	$1.57	$1.66	$1.81
Earnings Per Share Growth %(4)	7%	7%	21%	16%	6%	9%

(1)	The Company’s fiscal year end is the Sunday nearest March 31 (e.g., fiscal year 2017 will end on April 2, 2017).
(2)	Gross profit, as used in the Company Projections, is a non-GAAP financial measure and represents GAAP gross profit adjusted to exclude stock-based compensation, amortization of acquisition-related intangible assets and amortization of license fee.
(3)	Operating income, as used in the Company Projections, is a non-GAAP financial measure and represents GAAP operating income adjusted to exclude stock-based compensation, amortization of acquisition-related intangible assets, amortization of license fee and special charges.
(4)	Earnings per share, as used in the Company Projections, is a non-GAAP financial measure and represents GAAP earnings per share adjusted to exclude stock-based compensation, amortization of acquisition-related intangible assets, amortization of license fee, special charges and income tax adjustments. The Company derives non-GAAP earnings per share from non-GAAP net income using non-GAAP fully diluted share count.

The following is a summary of the projected unlevered free cash flow, which is derived from the Company Projections summarized in the table above:

($MM)

	Fiscal Year(1)
	Q2-Q4 2017	2018	2019	2020	2021
UFCF(2)	$73	$101	$113	$126	$128

(1)	The Company’s fiscal year end is the Sunday nearest March 31 (e.g., fiscal year 2017 will end on April 2, 2017).
(2)	Unlevered free cash flow is a non-GAAP financial measure calculated by starting with operating income (as shown in the table above) and subtracting cash taxes paid, capital expenditures and investment in working capital and then adding back depreciation expense. Unlevered free cash flow excludes any projected stock repurchases.

In addition, Qatalyst Partners utilized the Company’s projected net operating profit after taxes for fiscal year 2022 of approximately $131 million, which amount is derived from the Company Projections summarized above by starting with operating income (as shown above) and subtracting the Company’s estimated taxes payable in cash (assuming an effective tax rate of 12%, which includes the effect of the Company’s estimated tax attributes). Qatalyst Partners’ financial analyses and opinion are described above under the heading “Opinion of the Company’s Financial Advisor.”

Financial Forecasts of Parent

The following is a summary of the Parent Projections:

($MM, except percentages and per share amounts)

	Q2 2016	Q3 2016	Q4 2016	Fiscal Year 2016(1)
Revenue	$107	$114	$123	$446
Revenue Growth %	2%	9%	22%	8%
Gross Profit(2)	$72	$78	$84	$302
Gross Profit Margin %(2)	67%	68%	68%	68%
Operating Income(3)	$18	$23	$29	$86
Operating Income Margin %(3)	17%	20%	23%	19%
Net Income(4)	$18	$22	$27	$82
Net Income Margin %(4)	17%	19%	22%	18%
Earnings Per Share(5)	$0.29	$0.36	$0.44	$1.35
Earnings Per Share Growth %(5)	(28)%	(3)%	59%	(8)%

(1)	Parent’s fiscal year end is December 31.
(2)	Gross profit, as used in the Parent Projections, is a non-GAAP financial measure and represents GAAP gross profit adjusted to exclude stock-based compensation and related taxes and amortization of acquired assets.
(3)	Operating income, as used in the Parent Projections, is a non-GAAP financial measure and represents GAAP operating income adjusted to exclude stock-based compensation and related taxes, transaction-related costs and amortization of acquired assets.
(4)	Net income, as used in the Parent Projections, is a non-GAAP financial measure and represents GAAP net income adjusted to exclude stock-based compensation and related taxes, transaction-related costs and amortization of acquired assets.

(5)	Earnings per share, as used in the Parent Projections, is a non-GAAP financial measure and represents GAAP earnings per share adjusted to exclude stock-based compensation and related taxes, transaction-related costs and amortization of acquired assets.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained Qatalyst Partners to act as the financial advisor to the Company in connection with the Offer and related matters.

Qatalyst Partners provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Cavium or certain of their respective affiliates. Qatalyst Partners was previously engaged by Cavium in 2012, and Qatalyst Partners terminated that engagement. During the two-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Cavium pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Cavium and their respective affiliates, for which it would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with the Transactions for which it will be paid approximately $20 million (provided that the final actual fee will be, in part, based on an average of the closing price of Parent common stock over ten trading days approaching the consummation of the Offer), $125,000 of which was payable upon execution of the engagement letter, $1.5 million of which was payable upon delivery of its opinion, and the remaining portion of which will be paid upon, and subject to, consummation of the Offer. The Company has also agreed to reimburse Qatalyst Partners for its expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities law, and expenses related to or arising out of Qatalyst Partners’ engagement.

Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Roger J. Klein	5/22/2016	4,050	$0.00	Shares acquired pursuant to vesting of Company RSU award
Roger J. Klein	5/22/2016	1,486	$13.30	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs
Jean X. Hu	5/22/2016	7,100	$0.00	Shares acquired pursuant to vesting of Company RSU award

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Jean X. Hu	5/22/2016	2,669	$13.30	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs
Roger J. Klein	5/24/2016	3,000	$0.00	Shares acquired pursuant to vesting of Company RSU award (2,500 shares) and Company PRSU award (500 shares)
Roger J. Klein	5/24/2016	1,116	$13.64	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs and Company PRSUs
Jean X. Hu	5/24/2016	4,590	$0.00	Shares acquired pursuant to vesting of Company RSU award (3,825 shares) and Company PRSU award (765 shares)
Jean X. Hu	5/24/2016	1,726	$13.64	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs and Company PRSUs
Anthony Carrozza	5/28/2016	3,989	$0.00	Shares acquired pursuant to vesting of Company RSU award
Anthony Carrozza	5/28/2016	1,464	$13.80	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs
Roger J. Klein	5/28/2016	3,431	$0.00	Shares acquired pursuant to vesting of Company RSU award
Roger J. Klein	5/28/2016	1,290	$13.80	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs
Jean X. Hu	5/28/2016	7,395	$0.00	Shares acquired pursuant to vesting of Company RSU award
Jean X. Hu	5/28/2016	2,780	$13.80	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs
Jean X. Hu	6/6/2016	14,049	$0.00	Shares acquired pursuant to vesting of Company RSU award (10,400 shares) and Company PRSU award (3,649 shares)
Jean X. Hu	6/6/2016	5,281	$13.79	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs and Company PRSUs
Roger J. Klein	6/6/2016	6,765	$0.00	Shares acquired pursuant to vesting of Company RSU award (5,000 shares) and Company PRSU award (1,765 shares)
Roger J. Klein	6/6/2016	2,544	$13.79	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs and Company PRSUs
John T. Dickson	6/20/2016	4,004	$0.00	Shares acquired pursuant to vesting of Company RSU award
Anthony Carrozza	7/10/2016	8,750	$0.00	Shares acquired pursuant to vesting of Company RSU award
Anthony Carrozza	7/10/2016	3,289	$14.83	Securities deemed disposed of pursuant to tax withholding obligations due on the release of Company RSUs

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

Neither the Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of, the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for the outstanding shares of voting stock of a corporation whose shares are listed on a national securities exchange, the acquirer holds at least the amount of shares of each class or series of stock of the target corporation that would otherwise be required to adopt a merger agreement providing for the merger of the target corporation, and as soon as practicable thereafter each outstanding share of each class or series of stock of the target corporation subject to, but not tendered in, the tender offer is subsequently converted by virtue of such a merger into, or into the right to receive, the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect such a merger without any vote of the stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will be entitled to receive the same consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wish to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal of their Shares in accordance with Section 262 of the DGCL, and otherwise follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive in lieu of the consideration payable in the Merger payment of the “fair value” of such Shares, determined as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court (such Shares, collectively, “Dissenting Shares”). Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of Shares. Stockholders should recognize that the value so determined could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger. Moreover, Purchaser and the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

ANY STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX B CAREFULLY AND IN ITS ENTIRETY AND IS URGED TO CONSULT WITH HIS, HER OR ITS LEGAL ADVISOR, BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days following the mailing of this notice (which date of mailing is July 13, 2016), deliver to the Company at the address indicated below, a written demand for appraisal of Shares held by the stockholder, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the Effective Time. Stockholders that fail to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in Section 262 of the DGCL) will lose their appraisal rights.

Written Demand by the Holder

All written demands for appraisal should be addressed to QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, CA 92656, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s). A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder of such Shares. The beneficial holder of such Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of such Shares, which may be a central securities depository nominee if such Shares have been so deposited.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with the applicable provisions of Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of Shares held by all holders who are entitled to appraisal. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file any such petition, and holders should not assume that the Company will file such a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has properly demanded appraisal and who has otherwise complied with the applicable requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered pursuant to the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal pursuant to the DGCL, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached with the Company. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders has been given as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time.

At any time within 60 days after the Effective Time, any holder of Shares who has properly demanded appraisal of such holder’s Shares and has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the consideration payable in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the transaction consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just; provided, however, that such requirement will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time.

Holders of Shares that wish to exercise their appraisal rights must not tender their Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. Failure to take any required step in connection with the exercise of appraisal rights will result in the termination or waiver of appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares, but not excluding the outstanding voting stock owned by the interested stockholder); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger, the Merger Agreement and the other transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Antitrust Compliance

Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties each filed such Premerger Notification and

Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on June 29, 2016. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 30th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 30 calendar days following the date of Parent’s substantial compliance with that request. If either the initial or the extended waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one automatic extension of the waiting period, pursuant to a Second Request, is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 30 calendar day waiting period before its expiration. Complying with a Second Request can take a significant period of time.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers either necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See the Offer to Exchange under the heading “Merger Agreement—Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company, Purchaser and Parent believe that no mandatory antitrust premerger notification filings are required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, the Company, Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, the Company, Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See the Offer to Exchange under the heading “Merger Agreement—Conditions to the Offer.”

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of the Company’s named executive officers (other than Mr. Rampalli and Mr. Karnik, who are no longer employed by the Company) and that is based on or otherwise relates to the Merger. This compensation is sometimes referred to as “golden parachute” compensation. The amounts set forth in the tables below are based on payments and benefits that may become payable under the terms of the Change in Control Severance Agreements between the Company and these executives, pursuant to the terms of equity awards or pursuant to the terms of the Merger Agreement. The terms and conditions of the Change of Control Severance Agreements, as well as the treatment of equity awards under the Merger Agreement, are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Other Arrangements with Executive Officers,” which is incorporated by reference herein. The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the closing of the Merger occurred on July 8, 2016 and that each named executive officer will be terminated by the Company without cause at the Effective Time. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Named Executive Officers(1)	Cash(2)	Equity(3)	Perquisites / Benefits(4)	Total
Jean Hu	$2,257,800	$4,731,972	$14,934	$7,004,706
Christine King	$1,684,350	$2,822,584	$1,551	$4,508,485
Anthony E. Carrozza	$781,000	$2,039,512	$19,489	$2,840,001
Roger J. Klein	$671,500	$1,533,880	$13,825	$2,219,205

(1)	As noted above, Mr. Rampalli and Mr. Karnik were named executive officers of QLogic who terminated employment during 2015. They do not hold any outstanding QLogic equity awards and will not receive any payments or benefits in connection with the Transactions other than receiving the Offer Price with respect to any Shares they may continue to own, if any.
(2)	This amount represents cash severance, payable by the Company in lump sum pursuant to the named executive officer’s Change in Control Severance Agreement equal to (i) a severance multiplier provided in the agreement (which is 1.5 for Ms. Hu and Ms. King and 1.0 for Mr. Carrozza and Mr. Klein), multiplied by (ii) the sum of the executive’s annual base salary and the greater of the executive’s maximum annual cash bonus for the fiscal year in which the termination occurs or the highest annual bonus paid to the executive for any one of the three preceding fiscal years. This amount is a “double trigger” payment (that is, it is only payable upon a qualifying termination following a change in control) and is conditioned on the executive signing and not revoking a release of claims. The following table sets forth the portion of each executive’s severance applicable to the salary component and the bonus component.

Named Executive Officers	Cash Severance Based on Annual Base Salary ($)	Cash Severance Based on Annual Bonus ($)	Total ($)
Jean Hu	$852,000	$1,405,800	$2,257,800
Christine King	$630,000	$1,054,350	$1,684,350
Anthony E. Carrozza	$355,000	$426,000	$781,000
Roger J. Klein	$340,000	$331,500	$671,500

(3)	This amount represents the value of the unvested portions of each executive’s outstanding equity awards that would accelerate pursuant to the named executive officer’s Change in Control Severance Agreement. For Company Stock Options, this value is calculated by multiplying the amount (if any) by which $14.834 (which is the average closing price per Share as quoted on Nasdaq over the first five business days following the first public announcement of the Transactions on June 15, 2016) exceeds the exercise price of such Company Stock Option by the number of Shares subject to such Company Stock Option. For Company RSUs and Company PRSUs, this value is calculated by multiplying $14.834 by the number of units subject to the accelerated portion of the award. For purposes of this table, Company PRSUs have been included based on the target number of shares subject to the award. As described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Equity and Equity-Based Awards,” the number of Company PRSUs that would accelerate in these circumstances will range between 0% and 200% of the target number and will be determined as of the last trading day prior to the closing date of the Merger based on achievement as of such date of the performance vesting terms applicable to such Company PRSUs with respect of the performance period applicable to such Company PRSUs.

The following table sets forth the values of each type of equity and equity-based incentive award held by each executive that would accelerate and become payable in the circumstances described above. These amounts are “double trigger” payments (that is, they are only payable upon a qualifying termination following a change in control) and are conditioned on the executive signing and not revoking a release of claims.

	Value of Company Stock Option Payments	Value of Company RSU Payments	Value of Company PRSU Payments	Value of All Equity Payments
Named Executive Officers
Jean Hu	$0	$2,493,492	$2,238,480	$4,731,972
Christine King	$0	$1,590,887	$1,231,697	$2,822,584
Anthony E. Carrozza	$0	$862,953	$1,176,559	$2,039,512
Roger J. Klein	$0	$643,084	$890,797	$1,533,880

(4)	This amount represents the estimated cost to pay or reimburse the named executive officer for the cost of the premiums charged to continue the executive’s and his or her dependents’ health coverage pursuant to COBRA for up to one year following the termination as provided in the Change in Control Severance Agreements. This amount is a “double trigger” payment (that is, it is only payable upon a qualifying termination following a change in control) and is conditioned on the executive signing and not revoking a release of claims. As of the date of this Schedule 14D-9, the named executive officers are not expected to receive any other perquisites or benefits that are based on or otherwise relate to the Transactions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in the foregoing paragraphs, including, for example, the expected date of closing of the Merger and the potential benefits of the Merger, are “forward-looking statements.” These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from the Company’s expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that could be instituted against the Company or its directors and officers or Cavium related to the Merger Agreement; the possibility that various conditions to the consummation of the Offer and the Merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the Merger; the failure of Cavium to obtain the necessary financing pursuant to the arrangements set forth in the Debt Commitment Letter or otherwise; uncertainty as to how many Shares will be tendered into the Offer; the risk that the Offer and the Merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Cavium and the Company, the ultimate outcome of Cavium’s operating strategy applied to the Company and the ultimate ability to realize synergies; the effects of the business combination on Cavium and the Company, including the increased level of indebtedness resulting from the Transactions, and the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the Merger; the risk of downturns in the semiconductor and networking industries; the effects of local and national economic, credit and capital market conditions on the economy in general; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in the Company’s other reports and other public filings with the SEC, including, but not limited to, those detailed in the Company’s Annual Report on Form 10-K for the year ended April 3, 2016 and its most recent quarterly report filed with the SEC, and Cavium’s Annual Report on Form 10-K for the year ended December 31, 2015 and its most recent Quarterly Report on Form 10-Q filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated July 13, 2016 (incorporated by reference to the Registration Statement on Form S-4 filed by Cavium, Inc. with the SEC on July 13, 2016).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Cavium, Inc. with the SEC on July 13, 2016).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Cavium, Inc. with the SEC on July 13, 2016).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Cavium, Inc. with the SEC on July 13, 2016).

(a)(2)*	Opinion of Qatalyst Partners LP, dated June 15, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release issued by QLogic Corporation and Cavium, Inc., dated June 15, 2016, announcing entry into the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on June 15, 2016).

(a)(5)(B)	E-Mail from Jean Hu and Chris King to All Employees, dated June 15, 2016 (incorporated by reference to QLogic Corporation’s filing pursuant to Rule 425 on June 15, 2016).

(a)(5)(C)	Slide presentation entitled “Cavium to acquire QLogic,” dated June 15, 2016 (incorporated by reference to QLogic Corporation’s filing pursuant to Rule 425 on June 17, 2016).

(a)(5)(D)	Transcript of Investor Call on June 15, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Cavium, Inc. with the SEC on June 20, 2016).

(a)(5)(E)	Communication to Certain Customers starting July 1, 2016 (incorporated by reference to Cavium, Inc.’s filing pursuant to Rule 425 on July 1, 2016).

(e)(1)	Agreement and Plan of Merger, dated as of June 15, 2016, by and among Cavium, Inc., Quasar Acquisition Corp. and QLogic Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on June 15, 2016). Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

(e)(2)*	Mutual Confidentiality Agreement, dated April 19, 2016, by and between QLogic Corporation and Cavium, Inc.

(e)(3)*	Exclusivity Agreement, dated May 27, 2016, by and between Cavium, Inc. and QLogic Corporation.

(e)(4)	Commitment Letter, dated June 15, 2016, between JPMorgan Chase Bank, N.A. and Cavium, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cavium, Inc. with the SEC on June 15, 2016).

Exhibit No.	Description

(e)(5)	Certificate of Incorporation of QLogic Corporation, as amended to date (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K filed by QLogic Corporation with the SEC on May, 2012).

(e)(6)	Amended and Restated By-Laws of QLogic Corporation, as adopted on June 15, 2016 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by QLogic Corporation with the SEC on June 15, 2016).

(e)(7)	Form of Indemnification Agreement between QLogic Corporation and Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on April 7, 2006).

(e)(8)	QLogic Corporation 1998 Employee Stock Purchase Plan, Amended and Restated Effective May 28, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on August 21, 2015).

(e)(9)	QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective July 10, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QLogic Corporation with the SEC on August 29, 2014).

(e)(10)	Terms and Conditions of Nonqualified Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on February 6, 2014).

(e)(11)	Terms and Conditions of Incentive Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on February 6, 2014).

(e)(12)	Form of Terms and Conditions of Stock Unit Award under the QLogic Corporation 2005 Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on October 27, 2014).

(e)(13)	Non-Employee Director Equity Award Program under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective May 22, 2014 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on July 31, 2014).

(e)(14)	Form of Change in Control Severance Agreement between QLogic Corporation and Executive Officers (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on January 31, 2013).

(e)(15)	Terms and Conditions of Performance Share Award under the QLogic Corporation 2005 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on August 2, 2012).

(e)(16)	Form of Terms and Conditions of Performance Share Award under the QLogic Corporation 2005 Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on October 29, 2015).

(e)(17)	Terms and Conditions of Performance Share Award for Christine King under the QLogic Corporation 2005 Performance Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by QLogic Corporation with the SEC on October 29, 2015).

*	Filed herewith.

Annex A	Opinion of Qatalyst Partners LP, dated June 15, 2016
Annex B	Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2016	QLOGIC CORPORATION

	By:	/s/ Michael Hawkins
Michael Hawkins
Vice President, General Counsel
and Corporate Secretary

Annex A

June 15, 2016

Board of Directors

QLogic Corporation

26650 Aliso Viejo Parkway

Aliso Viejo, California 92656

Members of the Board:

We understand that QLogic Corporation (the “Company”), Cavium, Inc. (the “Parent”) and Quasar Acquisition Corp., a wholly owned subsidiary of the Parent (the “Merger Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 15, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by the Merger Sub of a tender offer (the “Offer”) for all outstanding shares of common stock of the Company, par value $0.001 per share (the “Company Common Stock”), other than Company Common Stock to be cancelled in accordance with Section 4.1(b) of the Merger Agreement, for $11.00 in cash and 0.098 duly authorized, validly issued, fully paid and nonassessable shares of common stock of the Parent (the “Parent Common Stock”) (collectively, the “Per Share Consideration”) and (ii) the subsequent merger of the Merger Sub with and into the Company (the “Merger” and, together with the Offer, the “Transaction”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each Company Share, other than the Company Common Stock owned by the Company as treasury shares, or owned by the Parent, the Merger Sub or any direct or indirect subsidiary of the Parent, in each case as of the effective time of the Merger, and the Company Common Stock held by holders who are entitled to demand and who shall have properly demanded appraisal of their Company Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be cancelled and converted into the right to receive the Per Share Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Per Share Consideration to be received by the holders of the Company Common Stock, other than the Parent or any affiliates of the Parent (the “Holders”), pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed a draft, dated June 15, 2016, of the Merger Agreement (the “Draft Merger Agreement”), certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information prepared by management of the Company, including financial projections and operating data of the Company (collectively, the “Company Projections”), and certain forward-looking information prepared by management of the Parent, including financial projections and operating data of the Parent (collectively, the “Parent Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for the Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and we performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company and the Parent. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. With respect to the Parent Projections, we have been advised by the management of the Parent, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Parent of the future financial performance of the Parent and other matters covered thereby. We have assumed that the final executed Merger Agreement will not differ from the Draft Merger Agreement in any respect material to our opinion. We also have assumed that the Transaction will be consummated in accordance with the terms set forth in the Draft Merger Agreement, without any modification, waiver or delay in any respect material to our opinion. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the managements of the Company and the Parent as to (i) the existing and future technology and products of the Company and the Parent and the risks associated with such technology and products, (ii) their ability to integrate the businesses of the Company and the Parent and (iii) their ability to retain key employees of the Company and the Parent.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction. We will receive a fee for our services payable upon rendering of this opinion, and we will also receive an additional, larger fee if the Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or the Parent pursuant to which compensation was received by Qatalyst or its affiliates; however, Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company or the Parent and their respective affiliates for which we would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, the Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender Company Common Stock in connection with the Offer and does not in any manner address the price at which Company Common Stock will trade or the price at which the Parent Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Per Share

Consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such Per Share Consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

/s/ Qatalyst Partners LP

QATALYST PARTNERS LP

Annex B

SECTION 262 OF DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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